Interim Report 3/2004

hannover re

KEY FIGURES
of the Hannover Re Group

Figures in EUR million	2004					2003	
	1.1.–30.6.	1.7.–30.9.	+/- previous year	1.1.–30.9.	+/- previous year	1.7.–30.9.	1.1.–30.9.
Gross written premiums	4 795.3	2 384.2	(17.6%)	7 179.5	(19.1%)	2 894.8	8 872.3
Net premiums earned	3 461.0	1 977.3	(12.9%)	5 438.3	(8.0%)	2 270.1	5 909.0
Net underwriting result	(91.8)	(153.0)	(967.4%)	(244.8)	+111.6%	17.6	(115.7)
Net investment income	567.0	216.1	(6.2%)	783.1	+9.3%	230.6	716.8
Operating profit (EBIT)	375.4	32.6	(84.7%)	408.0	(18.1%)	213.0	498.2
Net income (after tax)	211.5	(20.4)	(121.8%)	191.1	(25.5%)	94.2	256.6
Policyholders' surplus	4 235.1			4 287.0	+20.8%		3 550.0
Total stockholders' equity	2 484.3			2 516.6	+8.0%		2 330.1
Minority interests	509.3			529.3	+28.8%		411.1
Hybrid capital	1 241.5			1 241.1	+53.4%		808.8
Investments (including funds held by ceding companies)	23 964.9			24 512.4	+9.1%		22 461.2
Total assets	35 733.3			36 161.0	+2.7%		35 208.8
Earnings per share (diluted) in EUR	1.75	(0.17)		1.58		0.78	2.43
Bookvalue per share in EUR	20.60	20.87		20.87		19.32	19.32
Retention	76.5%	79.0%		77.3%		73.4%	71.0%
Combined ratio (property and casualty reinsurance)	94.3%	101.3%		97.1%		94.9%	97.2%
Return on investment	4.9%	3.7%		4.5%		4.3%	4.5%
Net return on premium*	10.9%	1.7%		7.5%		9.4%	8.4%
Return on equity (after tax)	17.3%	(3.3%)		10.4%		17.0%	16.8%

** Operating profit (EBIT)/net premiums earned*

Dear shareholders,
Ladies and Gentlemen,



2004 promises to be a year of extremes. On the one hand, we are seeing outstanding underwriting profitability on the reinsurance markets. On the other hand, the third quarter was dominated by a historic accumulation of major loss events: based on current loss estimates, the four severe hurricanes in Florida may even supersede the claim expenditures incurred as a result of the terrorist attacks of 11 September 2001 as the largest insured loss of all time. As a further factor, our Japanese portfolio was impacted by an exceptional number of typhoons. In program business, in particular, the effects on our income statement have been clearly felt.

Yet even in this kind of business environment your company has not been thrown off balance. Looking at the third quarter in isolation, it is true that with a loss amount in excess of EUR 300 million from hurricanes and typhoons we were unable to show a profit. What is more, we were compelled to revise our profit target for the full 2004 financial year: instead of the originally planned net income of EUR 390–430 million we now anticipate a figure of EUR 300 million. Despite the extraordinarily high burden of major losses, we shall therefore still achieve our ambitious return-on-equity target of currently roughly 12% after tax.

In the first nine months of 2004 Hannover Re generated an operating profit (EBIT) of a good EUR 400 million. This figure falls short of the previous year due to the losses associated with the aforementioned windstorm events. Net income after tax consequently also declined, coming in just under the EUR 200 million mark after a good EUR 250 million in the previous year. Despite the heavy loss expenditure it is, however, gratifying to report that the book value per share increased in the course of the year by nearly one euro to EUR 20.87 (31 December 2003: EUR 19.94). Our risk management has thus ensured that your company's capital is optimally protected – even against loss events of such magnitude.

In the first half-year all four of our business groups made a substantial contribution to the Group's overall performance. The windstorms of the third quarter have, however, left a clear mark on the results. *Property and casualty reinsurance* remains our largest business group. Despite heavy loss expenditures it has still delivered a slightly improved profit of almost EUR 150 million in the course of the year to date; the combined ratio of 97.1% as at 30 September testifies to this performance. Property and casualty reinsurance continues to benefit from the very adequate prices and conditions on the market, which have served to largely absorb our burden of major losses. Standing at 10.5 percentage points of net premiums earned after the first nine months, the latter was well in excess of

the multi-year average of 5 percentage points for Hannover Re's portfolio. At EUR 258.5 million the level of major losses is more than three times higher than in the corresponding period of the previous year.

Life and health reinsurance also generated a very healthy contribution of more than EUR 30 million to the Group's overall result, improving significantly as projected on its performance in the previous year. The net income of more than EUR 60 million in *financial reinsurance* showed double-digit growth. It was only in *program business* that the strains associated with the four hurricanes transformed a profit at the midway point of the year into a deficit of almost EUR 50 million. In the case of program business two factors need to be borne in mind: firstly, Florida is the US state with by far the highest risk exposure within this business group. Secondly, the accumulation of four severe hurricanes – each of which would be entirely tolerable on its own – had a particularly adverse impact on our account inasmuch as four separate retentions had to be carried and our own catastrophe reinsurance therefore afforded only limited relief.

The company's *investment income* as at 30 September was highly satisfactory. Following on from the already very good level of the previous year, it showed another significant increase. Net investment income amounted to almost EUR 800 million, and we anticipate a very strong result for the full 2004 financial year. No notable write-downs on securities were necessary.

The muted tone on the stock market had an adverse impact on share prices in the third quarter, and the performance of the Hannover Re share similarly suffered; from the beginning of July to the end of October it declined slightly in value. Although the Hannover Re share has performed very well in relative terms, we are in no way satisfied. At a price of around EUR 26 we consider it to be heavily undervalued: based on the analysts' consensus profit estimate for 2005 this figure corresponds to a price/earnings ratio of roughly 7. In the future, as we have done in the past, we shall therefore continue to strive to increase the value of your company through consistent, above-average profitability.

I would like to thank you – as always also on behalf of my colleagues on the Executive Board – for your trust in Hannover Re. We shall continue to be guided by our overriding goal of leading your company profitably and securely into the future.

Yours sincerely,

Wilhelm Zeller
Chairman of the Executive Board

BOARDS AND OFFICERS
of Hannover Re

Supervisory Board (Aufsichtsrat)

Wolf-Dieter Baumgartl [1) 2)] Hannover	Chairman
Dr. Paul Wieandt [2)] Hof/Saale	Deputy Chairman
Herbert K. Haas [1) 2)] Burgwedel	
Karl Heinz Midunsky Munich	
Ass. jur. Otto Müller [3)] Hannover	
Ass. jur. Renate Schaper-Stewart [3)] Lehrte	
Dipl.-Ing. Hans-Günter Siegerist [3)] Nienstädt	
Dr. Klaus Sturany [1)] Essen	
Bodo Uebber Berlin	

Executive Board (Vorstand)

Wilhelm Zeller Burgwedel	Chairman
André Arrago Hannover	
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Elke König Hannover	
Dr. Michael Pickel Gehrden	
Ulrich Wallin Hannover	

1) Member of the Standing Committee
2) Member of the Balance Sheet Committee
3) Staff representative

THE HANNOVER RE SHARE

The unfavourable trend on the capital markets was maintained in the third quarter of the current stock market year. Disappointing US economic data, the rocketing price of crude oil and renewed fears of terrorism triggered a price slide over the summer that saw markdowns on stock markets worldwide. A new low for the year was reached on 11 August. With hurricane "Charley" heralding the hurricane season in the Caribbean, insurance stocks, too, declined across a broad front. Equity markets recovered somewhat towards the end of the quarter, although the high cost of oil continued to drag heavily on share prices. Mid-caps remained the focus of investor interest: the MDax (+12.2%) left the Dax (-1.8%), CDax insurance stocks (-17.2%) as well as the EuroStoxx 50 (-1.2%) and the Dow Jones (-3.6%) trailing far behind.

Performance of the Hannover Re share compared with standard benchmark indices



in %
120
110
100
90
80
70
2 January 2004
30 January 2004
27 February 2004
31 March 2003
30 April 2004
31 May 2004
30 June 2004
30 July 2004
31 August 2004
30 September 2004
29 October 2004
Hannover Re share
Dax
CDax for insurance stocks
MDax

Our share continued to fare considerably better than other insurance stocks and outperformed the CDax insurance stocks by 11.4 percentage points. The development of the MDax, on the other hand, was substantially more impressive (+18.0 percentage points). On 11 August our share price had fallen by -9,8% to its lowest point of the year at EUR 25. Even the publication of the company's strong interim report on the first half-year failed to bring about a significant turnaround. On 13 August hurricane "Charley" then made landfall in the United States, and the ensuing series of windstorm events that affected Florida and the Pacific region shattered investor confidence in the insurance sector's ability to generate sound profits. Towards the end of the quarter our share rallied somewhat to close -5.8% down at EUR 26.10. Our benchmark index, the unweighted "Reactions" World Reinsurance Index, shadowed the performance of the Hannover Re share with only minor divergences.

The Hannover Re share in comparison with the unweighted "Reactions" World Reinsurance Index (in USD)



in %
120
110
100
80
70
1 January 2004
30 January 2004
27 February 2004
31 March 2004
30 April 2004
31 May 2004
30 June 2004
30 July 2004
31 August 2004
30 September 2004
29 October 2004
Hannover Re share
Unweighted "Reactions" World Reinsurance Index

The unweighted "Reactions" World Reinsurance Index combines all listed reinsurers worldwide. Our strategic objective is to achieve an increase in the share price, which on a three-year moving average surpasses the performance of this benchmark.

Although the anticipated after-tax profit for the year has been adjusted downwards due to the hurricane losses, our shareholders can again look forward to an improved dividend in the year under review on account of a higher payout ratio.

Analysts currently put the price target for the Hannover Re share at around EUR 32 on average. Given its present price of roughly EUR 26, the price/earnings ratio based on the consensus profit estimate for 2005 is a good 7. In view of this very low P/E ratio and our consistently above-average profitability, the vast majority of analysts – even after the losses caused by the hurricane season – assess our profit outlook very favourably. As at 30 September 22 of the 28 analysts listed in Bloomberg (i.e. 79%) recommended the Hannover Re share as a "buy".

Share information

in EUR	30.9.2004	2003	2002	2001	2000	1999
Earnings per share (diluted)	1.58	3.24	2.75	0.11	4.13	2.29
Dividend per share	–	0.95	0.85	–	0.77 [1]	0.68
Corporation-tax credit	–	–	–	–	0.36	0.29
Gross dividend	–	0.95	0.85	–	1.21 [2]	0.97

[1] On each fully paid-up registered no-par-value share for the year 2000
[2] Incl. bonus of EUR 0.08

International Securities Identification Number (ISIN):	DE 000 840 221 5
Shareholding structure:	Talanx AG: 51.2% (directly and indirectly) Free float: 48.8%
Capital measure of 12 June 2003:	Increase in common stock through • a capital increase for cash against issuance of 9,716,392 new shares and through • a capital increase against a contribution in kind through issuance of 13,716,814 new shares to Talanx AG for all shares in HDI Re (Ireland) Ltd – now Hannover Re (Dublin) Ltd. – (with commercial effect from 1 July 2003)
Common stock as at 30 September 2004:	EUR 120,597,134.00
Number of shares as at 30 September 2004:	120,597,134 no-par-value registered shares
Market capitalisation as at 30 September 2003:	EUR 3,147.6 million

The business development to date has been notable for a rather low-key first half-year followed by high losses in the third quarter, which with the four hurricanes "Charley", "Frances", "Ivan" and "Jeanne" may have experienced the largest-ever insured loss in history. Taken together with a record number of typhoons in the Pacific region as well as a number of other events, Hannover Re suffered a burden of major losses as at 30 September 2004 of EUR 358.6 million in property and casualty reinsurance and program business – a figure for the first nine months of more than three times that of a "normal" year. On the other hand, however, we also observed that the underlying profitability of property and casualty reinsurance was even better than in the previous year. Despite the huge natural catastrophe losses incurred in the third quarter, we were therefore able to generate consolidated net income in the reporting period that – while it will fall short of the previous year's level for the full financial year – will still enable us to achieve our current return-on-equity target of roughly 12%.

As had been the case in the first half of the year under review, gross premiums were lower as at 30 September. This was due on the one hand to the relative strengthening of the euro against the US dollar year-on-year and on the other to our strategic realignments in property and casualty reinsurance. The reorganisation of reinsurance business with our HDI affiliates was alone responsible for a decrease of around EUR 300 million. Gross written premiums in the Group totalled EUR 7,179.5 million (EUR 8,872.3 million) in the first nine months, a contraction of 19.1%. At constant exchange rates the decrease would have been 14.8%. Retention climbed by 6.3 percentage points to 77.3%; therefore, net premiums earned were only reduced by 8.0% to EUR 5,438.3 million (EUR 5,909.0 million). Investment income developed favourably as anticipated; no significant write-downs were necessary.

The operating profit (EBIT) contracted by 18.1% to EUR 408.0 million (EUR 498.2 million) owing to the major losses. Consolidated net income showed a similar decline; the amount of EUR 191.1 million was 25.5% less than the figure as at 30 September 2003 (EUR 256.6 million). This was reflected in correspondingly lower earnings of EUR 1.58 (EUR 2.43) per share. The third quarter itself consequently closed with a deficit of EUR 20.4 million.

It is therefore all the more gratifying to report that we nevertheless significantly increased our stockholders' equity to EUR 2,516.6 million, an improvement of 4.7% compared to the position as at the beginning of the financial year (EUR 2,404.7 million).

Property and casualty reinsurance

The two dominant issues for property and casualty reinsurance in the third quarter were without doubt the hurricanes in the USA and the typhoons in Asia. On the positive side, the third quarter was again notable for the sustained, highly attractive market conditions that for the most part continued to prevail in property and casualty reinsurance business.

The decline of 21.1% in gross written premiums to EUR 3,189.8 million (EUR 4,041.6 million) derived primarily from the depreciation of the US dollar against the euro and the restructuring of reinsurance arrangements for the business accepted from our HDI affiliates. At constant exchange rates the decrease would have been just 18.1%. Net premiums earned in the first nine months after retrocessions and deferred premiums totalled EUR 2,470.0 million (EUR 2,638.7 million); we increased our retention to 82.6% as projected.

The burden of major losses as at 30 September in the amount of EUR 258.5 million was equivalent to 10.5% of net premiums earned (a level well in excess of the multi-year average of around 5%). Most significantly, Hannover Re's account for property and casualty reinsurance in the third quarter was crucially impacted by the Florida hurricanes "Charley", "Frances", "Ivan" and

"Jeanne" as well as the typhoons in the Pacific – the latter producing by far less severe effects. Total net loss expenditure is provisionally estimated at EUR 211.1 million, a figure corresponding to 21.6% of net premiums earned in the third quarter.

The combined ratio in the first nine months of the year under review was a mere 97.1% despite the very high major loss expenditure and thus even improved fractionally on the previous year's figure (97.2%). The decisive factor here was the further improvement in the quality of the core business, which thereby cushioned the impact of the major losses on profitability. We stood by our accustomed conservative approach to reserving new business. What is more, on balance there was again no need in the third quarter to establish additional reserves for previous underwriting years. As a consequence of the high quality of the other business written, the underwriting profit for the first nine months of the year under review showed only a minimal decrease – despite the extraordinary burden of major losses – to EUR 72.5 million (EUR 73.8 million).

Against this backdrop the operating profit (EBIT) in property and casualty reinsurance improved by 3.7% as at 30 September to EUR 315.2 million (EUR 304.0 million). Net income was again somewhat higher thanks to reduced tax expenditure, climbing by 5.5% to EUR 144.9 million (EUR 137.4 million). The first nine months thus closed with earnings of EUR 1.20 (EUR 1.30) per share.

Key figures for property and casualty reinsurance

Figures in EUR million	**2004**					**2003**	
	1.1.–30.6.	1.7.–30.9.	+/- previous year	1.1.–30.9.	+/- previous year	1.7.–30.9.	1.1.–30.9.
Gross written premiums	2 115.4	1 074.4	(22.3%)	3 189.8	(21.1%)	1 382.4	4 041.6
Net premiums earned	1 491.4	978.6	(1.0%)	2 470.0	(6.4%)	988.2	2 638.7
Underwriting result	84.7	(12.2)	(124.2%)	72.5	(1.8%)	50.6	73.8
Operating profit (EBIT)	228.4	86.8	(28.5%)	315.2	+3.7%	121.4	304.0
Net income (after tax)	*115.9*	*29.0*	*(19.5%)*	*144.9*	*+5.5%*	*36.1*	*137.4*
Earnings per share in EUR	0.96	0.24	(20.0%)	1.20	(7.7%)	0.30	1.30
Retention	77.4%	92.8%		82.6%		70.4%	69.5%
Combined ratio	94.3%	101.2%		97.1%		94.9%	97.2%

Life and health reinsurance

Life and health reinsurance developed very favourably in the first nine months of the year under review. The discontinuation of a major business relationship in the United Kingdom at the end of last year is, however, still reflected in a reduced premium volume. Gross written premiums as at 30 September totalled EUR 1,497.1 million, a decline of 10.3% compared to the previous year (EUR 1,669.4 million). Life and health reinsurance, in common with our other business groups, also had to cope with the continuing strength of the euro against key foreign currencies, most notably the US dollar; had it not been for this effect the decrease would have been a mere 7.1%. Net premiums earned contracted slightly by 1.3% to EUR 1,372.6 million (EUR 1,390.7 million) due to the higher level of retained premiums. The operating profit (EBIT) of EUR 59.0 million surpassed the previous year's figure by 20.7% (EUR 48.9 million). Net income surged even more impressively by 40.7% as at 30 September to EUR 31.1 million (EUR 22.1 million) thanks to significantly lower tax expenditure year-on-year. Life and health reinsurance thus generated earnings of EUR 0.26 (EUR 0.21) per share.

Key figures for life and health reinsurance

Figures in EUR million	2004					2003	
	1.1.–30.6.	1.7.–30.9.	+/- previous year	1.1.–30.9.	+/- previous year	1.7.–30.9.	1.1.–30.9.
Gross written premiums	939.4	557.7	(3.7%)	1 497.1	(10.3%)	579.2	1 669.4
Net premiums earned	857.9	514.7	(1.9%)	1 372.6	(1.3%)	524.8	1 390.7
Operating profit (EBIT)	39.2	19.8	(21.0%)	59.0	+20.7%	25.1	48.9
Net income (after tax)	23.7	7.4	(26.7%)	31.1	+40.7%	10.1	22.1
Earnings per share in EUR	0.20	0.06	(25.0%)	0.26	+23.8%	0.08	0.21
Retention	91.8%	93.3%		92.4%		90.7%	83.2%
Net return on premium*	4.6%	3.9%		4.3%		4.8%	3.5%

** Operating profit (EBIT)/net premiums earned*

Financial reinsurance

Financial reinsurance developed according to plan in the first nine months of the year under review: following the rapid growth of recent years, a decrease in premium volume was to be expected. Gross written premiums consequently contracted by 27.7% as at 30 September to EUR 884.4 million (EUR 1,223.4 million). In financial reinsurance, too, the strength of the euro served to restrain premium growth: at constant exchange rates the decline would have been 22.7%. Standing at 92.9%, the level of retained premiums was somewhat lower than in the previous year (98.1%), although the decline of 26.8% in net premiums earned – which fell to EUR 798.2 million (EUR 1,089.7 million) – was roughly on a par with the reduction in gross premium income.

The operating profit (EBIT) improved by 16.4% to EUR 105.2 million (EUR 90.3 million). Net income after tax as at 30 September climbed by 11.7% to EUR 63.8 million (EUR 57.1 million), producing earnings of EUR 0.52 (EUR 0.54) per share.

Key figures for financial reinsurance

Figures in EUR million	2004					2003	
	1.1.–30.6.	1.7.–30.9.	+/- previous year	1.1.–30.9.	+/- previous year	1.7.–30.9.	1.1.–30.9.
Gross written premiums	674.8	209.6	(30.2%)	884.4	(27.7%)	300.1	1 223.4
Net premiums earned	552.0	246.2	(44.7%)	798.2	(26.8%)	445.0	1 089.7
Operating profit (EBIT)	65.3	39.9	(24.0%)	105.2	+16.4%	52.5	90.3
Net income (after tax)	45.9	17.9	(44.4%)	63.8	+11.7%	32.2	57.1
Earnings per share in EUR	0.38	0.14	(48.1%)	0.52	(3.7%)	0.27	0.54
Retention	95.3%	85.1%		92.9%		103.4%	98.1%
Net return on premium*	11.8%	16.2%		13.2%		11.8%	8.3%

** Operating profit (EBIT)/net premiums earned*

Program business

The losses from the hurricanes in Florida impacted our book of program business in an amount of around EUR 100 million for net account. In addition, it also incurred premiums payable for the reinstatement of reinsurance covers. In contrast to the situation in property and casualty reinsurance, it was only possible to alleviate – but not offset – the effect of these losses at Clarendon Insurance Group, New York, through other, favourably performing business.

Gross written premiums in program business fell by 17.0% in the first nine months to EUR 1,608.1 million (EUR 1,938.0 million); at constant exchange rates gross premium income would have recorded a far smaller decrease of 9.3%. At 44.1%, the level of retained premiums was slightly lower than in the previous year (46.4%); net premiums earned, on the other hand, grew by 1.0% to EUR 797.5 million (EUR 789.9 million). The higher combined ratio – which surged by 15.2 percentage points to 111.5% (96.3%) – clearly reflects the repercussions of the four hurricanes in the third quarter.

The development of the operating profit (EBIT) as at 30 September was correspondingly negative: a reversal to -EUR 71.4 million after positive EBIT in the same period of the previous year (EUR 54.9 million). The net loss after tax stood at EUR 48.6 million after nine months, contrasting with a profit of EUR 40.0 million in the previous year. Having contributed EUR 0.38 per share in the previous year, program business thus eroded the Group profit by EUR 0.40 per share.

Key figures for program business

Figures in EUR million	2004					2003	
	1.1.–30.6.	1.7.–30.9.	+/- previous year	1.1.–30.9.	+/- previous year	1.7.–30.9.	1.1.–30.9.
Gross written premiums	1 065.6	542.5	(14.3%)	1 608.1	(17.0%)	633.1	1 938.0
Net premiums earned	559.8	237.7	(23.9%)	797.5	+1.0%	312.2	789.9
Underwriting result	19.2	(110.5)		(91.3)	(414.2%)	0.5	29.1
Operating profit (EBIT)	42.5	(113.9)	(931.4%)	(71.4)	(230.1%)	13.7	54.9
Net income/loss (after tax)	25.9	(74.5)	(568.2%)	(48.6)	(221.5%)	15.9	40.0
Earnings per share in EUR	0.21	(0.61)	(569.2%)	(0.40)	(205.3%)	0.13	0.38
Retention	49.1%	34.4%		44.1%		49.7%	46.4%
Combined ratio	96.6%	146.5%		111.5%		99.9%	96.3%

Net investment income

Our investment portfolio continued to perform well in the third quarter. Based on our rather low equity allocation – a position which is paying off given the unchanged heavily depressed state of equity markets – and despite the very defensive nature of our bond portfolio, our investment income remained entirely within the planned parameters after the first nine months of the year under review. In view of the size of our portfolio the write-downs on securities of EUR 22.7 million in the first nine months were only a marginal factor. In the previous year corresponding write-downs of as much as EUR 89.1 million had been necessary as at 30 September.

In the third quarter we kept the modified duration of the bond portfolio steady at 3.3. Losses of EUR 29.2 million (EUR 72.5 million)

were realised on the disposal of investments in the first nine months of the year under review. This contrasted with realised profits of EUR 123.6 million (EUR 149.0 million).

Increased asset volumes failed to fully offset the fall in interest rates. Ordinary income consequently declined slightly to EUR 742.1 million (EUR 771.8 million). Net investment income improved sharply to EUR 783.1 million, a rise of 9.3% compared to the corresponding figure in the previous year (EUR 716.8 million). We are highly satisfied with this performance which – as in the first half-year – remains absolutely in line with our planning for the full financial year.

Outlook

During 2004 we have developed highly successfully in a market environment that is by no means straightforward. The good quality of our portfolio in all segments, especially in property and casualty reinsurance, cushioned the extraordinarily high loss expenditures arising from the windstorms in the third quarter.

Our largest business group, *property and casualty reinsurance*, remains strongly profitable – despite suffering very heavy strains from major loss events. The excellent quality of the business should be sustained in the fourth quarter with favourable implications for profitability, provided the burden of major losses in the fourth quarter remains within the multi-year average. For the full 2004 financial year we expect a combined ratio of significantly less than 100% despite the sizeable loss expenditures associated with the four hurricanes, the typhoons in the Pacific region and other major losses incurred in the course of the year. As could be discerned from the underlying tenor of the annual meetings of reinsurers held in Monte Carlo, Baden-Baden and Washington, D.C., the 2004/05 renewal season should again facilitate rates and conditions in the coming year that are both commensurate with the risk and profitable in almost all sub-segments of property and casualty reinsurance. Particularly in natural catastrophe business, it may be assumed that the price erosion anticipated prior to the third quarter will now fail to materialise.

Gross written premiums as at year-end will fall substantially short of the previous year's level, primarily due to exchange-rate effects and other factors already explained in the reporting on the individual business groups. The contraction in net premiums earned will be less marked due to a further rise in the level of retained premiums. Despite the extraordinary burden of major losses incurred in the third quarter, property and casualty reinsurance is expected to generate substantially increased net income for the year.

Gross premium income in *life and health reinsurance* will be lower than in the previous year owing to the discontinuation of a business relationship in the United Kingdom and the weakness of the US dollar. The operating profit (EBIT) and net income are nevertheless expected to show significant double-digit increases in line with our defined targets. The fourth quarter should again deliver a gratifying profit contribution.

Following vigorous growth over the past two years, the premium volume in *financial reinsurance* is expected to be lower as at year-end, as already envisaged in our planning. The result should, however, continue to be highly satisfactory.

In program business it is our expectation that the full financial year will also show a significant deficit owing to the very severe strains associated with the four hurricanes in Florida. Nevertheless, the fourth quarter should – subject to a "normal" major loss incidence – deliver a renewed favourable contribution to the overall result. Premium income will decline; our retention will probably remain unchanged.

Current income from *investments* will be at least on a par with the previous year, since strong cash inflows and low returns on securities will roughly balance each other out. Extraordinary

income is expected to show a positive result for the full financial year, provided the capital markets are spared any adverse trends. Our net investment income for the full year should surpass the level of the previous year.

Outlook for the Group

On 12 October of the year under review we were compelled to revise our profit forecast for the full year from EUR 390–430 million to EUR 300 million (roughly EUR 2.50 per share) as a consequence of the extraordinary burden of major losses incurred in the third quarter. Corresponding to an expected return on equity of 12%, this figure still satisfies our minimum return-on-equity target and can be considered excellent by the standards of our competitors. Provided the fourth quarter does not witness any unforeseen adverse developments of significant dimensions on the capital markets or an accumulation of major losses substantially in excess of the multi-year average, we therefore expect to achieve this target as at year-end.

For the coming year – subject to the same premises regarding the major loss experience and movements on capital markets – we still anticipate a highly positive profit trend. For the 2005 financial year we therefore stand by our forecast net income of between EUR 430 and 470 million (EUR 3.60–3.90 per share).

Figures in EUR thousand	2004	2003	
Assets		Commercial treatment	US GAAP "as-if-pooling" method*
	30.9.	31.12.	31.12.
Fixed-income securities – held to maturity	482 702	498 695	498 695
Fixed-income securities – available for sale	12 593 105	11 119 567	11 119 567
Equity securities – available for sale	1 174 746	925 595	925 595
Equity securities – trading	–	2 402	2 402
Real estate	227 457	230 591	230 591
Other invested assets	650 768	633 885	633 885
Short-term investments	723 098	569 592	569 592
Total investments without cash	15 851 876	13 980 327	13 980 327
Cash	586 341	386 134	386 134
Total investments and cash	16 438 217	14 366 461	14 366 461
Prepaid reinsurance premiums	598 486	566 920	566 920
Reinsurance recoverables on benefit reserve	65 602	206 717	206 717
Reinsurance recoverables on unpaid claims	4 803 895	4 396 564	4 396 564
Reinsurance recoverables on other reserves	4 494	41 528	41 528
Deferred acquisition costs	1 899 797	1 690 806	1 690 806
Accounts receivable	3 604 539	3 402 908	3 402 908
Funds held by ceding companies	8 074 209	7 664 683	7 664 683
Goodwill	206 678	203 619	203 619
Other assets	252 636	248 585	248 585
Accrued interest and rent	212 452	185 953	185 953
	36 161 005	32 974 744	32 974 744

* *Figures under US GAAP "as-if-pooling" method comprise Hannover Reinsurance (Dublin) Ltd.*

Figures in EUR thousand	2004	2003	
Liabilities		Commercial treatment	US GAAP "as-if-pooling" method*
	30.9.	31.12.	31.12.
Loss and loss adjustment expense reserve	19 864 956	18 703 170	18 703 170
Policy benefits for life and health contracts	4 174 524	4 001 148	4 001 148
Unearned premium reserve	2 298 465	2 126 894	2 126 894
Provisions for contingent commission	173 639	130 265	130 265
Other technical provisions	7 224	9 089	9 089
Reinsurance payable	2 114 903	1 396 215	1 396 215
Funds held under reinsurance treaties	881 928	1 080 491	1 080 491
Contract deposits	855 444	474 526	474 526
Minorities	529 334	491 836	491 836
Other liabilities	488 728	365 095	365 095
Taxes	210 747	137 583	137 583
Provision for deferred taxes	803 336	869 857	869 857
Notes payable	1 123 544	666 328	666 328
Surplus debenture	117 597	117 597	117 597
Total liabilities	33 644 369	30 570 094	30 570 094
Stockholders' equity			
Common stock	120 597	120 597	120 597
Nominal value 120 597 Authorised capital 60 299			
Additional paid-in capital	724 562	764 199	724 562
Cumulative comprehensive income			
Unrealised appreciation/depreciation of investments, net of deferred taxes	138 308	157 569	160 862
Cumulative foreign currency conversion adjustment, net of deferred taxes	(293 678)	(352 502)	(340 938)
Other changes in cumulative comprehensive income	(11 578)	(22 685)	(22 685)
Total comprehensive income	(166 948)	(217 618)	(202 761)
Retained earnings			
Beginning of period	1 762 252	1 379 291	1 340 529
Net income	191 108	354 779	418 321
Dividend paid	(114 567)	(82 591)	(82 591)
Other changes	(368)	85 993	85 993
	1 838 425	1 737 472	1 762 252
Total stockholders' equity	2 516 636	2 404 650	2 404 650
	36 161 005	32 974 744	32 974 744

CONSOLIDATED STATEMENT OF INCOME

for the period 1 January to 30 September 2004

Figures in EUR thousand	2004		2003			
			Commercial treatment		US GAAP "as-if-pooling" method*	
	1.7.–30.9.	1.1.–30.9.	1.7.–30.9.	1.1.–30.9.	1.7.–30.9.	1.1.–30.9.
Gross written premiums	2 384 136	7 179 459	2 894 772	8 872 298	2 894 772	9 117 499
Ceded written premiums	501 764	1 631 167	770 801	2 575 253	770 801	2 612 051
Change in gross unearned premiums	53 070	(134 291)	135 030	(410 469)	135 030	(531 687)
Change in ceded unearned premiums	41 838	24 308	11 099	22 382	11 099	36 009
Net premiums earned	1 977 280	5 438 309	2 270 100	5 908 958	2 270 100	6 009 770
Ordinary investment income	208 957	742 090	245 714	771 829	245 714	816 213
Realised gains on investments	21 536	123 647	61 500	148 960	61 500	148 960
Realised losses on investments	10 330	29 223	55 740	72 508	55 740	72 825
Unrealised gains and losses on investments	11 734	12 913	11 935	8 007	11 935	8 007
Other investment expenses/depreciations	15 740	66 313	32 879	139 533	32 879	139 598
Net investment income	216 157	783 114	230 530	716 755	230 530	760 757
Other technical income	(1 477)	3 825	656	18 821	656	18 821
Total revenues	2 191 960	6 225 248	2 501 286	6 644 534	2 501 286	6 789 348
Claims and claims expenses	1 530 395	4 054 304	1 646 773	4 521 659	1 646 773	4 577 700
Change in policy benefits for life and health contracts	50 926	144 947	109 666	316 726	109 666	316 726
Commission and brokerage	469 117	1 239 464	428 087	951 481	428 087	966 850
Other acquisition costs	1 185	4 519	(4 062)	1 564	(4 062)	2 065
Other technical expenses	15 679	59 663	30 642	83 681	30 642	83 681
Administrative expenses	61 475	184 001	42 016	168 342	42 016	168 516
Total technical expenses	2 128 777	5 686 898	2 253 122	6 043 453	2 253 122	6 115 538
Other income and expenses	(30 507)	(130 304)	(35 244)	(102 920)	(35 244)	(104 615)
Operating profit (EBIT)	32 676	408 046	212 920	498 161	212 920	569 195
Interest on hybrid capital	18 696	50 118	13 382	40 308	13 382	40 308
Net income before taxes	13 980	357 928	199 538	457 853	199 538	528 887
Taxes	14 559	105 053	130 177	198 776	130 177	206 268
Minority interest	(19 783)	(61 767)	24 841	(2 501)	24 841	(2 501)
Net income	(20 362)	191 108	94 202	256 576	94 202	320 118

* *Figures under US GAAP "as-if-pooling" method comprise Hannover Reinsurance (Dublin) Ltd.*

Figures in EUR thousand	2004		2003			
			Commercial treatment		US GAAP "as-if-pooling" method*	
	1.7.–30.9.	1.1.–30.9.	1.7.–30.9.	1.1.–30.9.	1.7.–30.9.	1.1.–30.9.
Other comprehensive income						
Net unrealised appreciation/ depreciation of investments	66 268	(22 554)	(42 282)	97 218	(42 283)	99 707
Cumulative foreign currency conversion adjustments	(18 036)	47 260	(42 452)	(206 871)	(42 634)	(203 497)
Other comprehensive income	5 126	11 107	19 716	24 728	19 716	24 728
Total	32 996	226 921	29 184	171 651	29 001	241 056

Earnings per share						
Earnings per share in EUR	(0.17)	1.58	0.78	2.43	0.78	2.79

CASH FLOW STATEMENT
as at 30 September 2004

Figures in EUR thousand	2004	2003	
		Commercial treatment	US GAAP "as-if-pooling" method*
	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.
I. Cash flow from operating activities			
Consolidated net income (after tax)	191 108	256 576	320 118
Appreciation/depreciation	37 944	115 429	115 429
Net realised gains and losses on investments	(94 424)	(76 452)	(76 135)
Amortisation of investments	6 934	3 271	3 603
Minority interest	61 767	2 501	2 501
Changes in funds held	(499 443)	(700 182)	(810 143)
Changes in prepaid reinsurance premiums (net)	123 684	345 479	463 578
Changes in tax assets/provisions for taxes	4 901	157 146	164 639
Changes in benefit reserves (net)	271 874	436 978	436 978
Changes in claims reserves (net)	610 742	1 652 835	1 657 145
Changes in deferred acquisition costs	(205 267)	(329 803)	(382 753)
Changes in other technical provisions	77 690	5 621	5 611
Changes in clearing balances	537 294	(323 095)	(385 877)
Changes in other assets and liabilities (net)	88 173	78 223	81 700
Cash flow from operating activities	1 212 977	1 624 527	1 596 394
II. Cash flow from investing activities			
Fixed income securities – held to maturity			
Maturities	46 763	30 678	30 678
Purchases	(29 250)	(15 000)	(15 000)
Fixed income securities – available for sale			
Maturities, sales	4 571 454	3 743 411	3 914 735
Purchase	(5 903 312)	(5 790 625)	(5 825 866)
Equity securities – available for sale			
Sales	247 421	138 316	138 316
Purchases	(499 227)	(376 764)	(376 764)
Other invested assets			
Sales	85 613	80 530	80 530
Purchases	(62 863)	(73 364)	(73 364)
Affiliated companies and participating interests			
Sales	3 544	2 825	2 825
Acquisitions	(14 700)	(7 457)	(7 457)
Real estate			
Sales	–	820	820
Acquisitions	(654)	(524)	(524)
Short-term investments			
Changes	(144 388)	174 012	76 749
Other changes (net)	(21 193)	(20 799)	(21 049)
Cash flow from investing activities	(1 720 792)	(2 113 941)	(2 075 371)

** Figures under US GAAP "as-if-pooling" method comprise Hannover Reinsurance (Dublin) Ltd.*

Figures in EUR thousand	2004	2003	
		Commercial treatment	US GAAP "as-if-pooling" method*
	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.
III. Cash flow from financing activities			
Inflows from capital increases	–	219 590	219 590
Inflow from capital increase through contribution in kind	–	11 402	–
Net changes in contract deposits	383 090	153 852	153 852
Dividend paid	(114 567)	(82 589)	(82 589)
Changes in notes payable	447 416	30 086	30 086
Other changes	(16 052)	(4 338)	(4 338)
Cash flows from financing activities	699 887	328 003	316 601
IV. Exchange rate differences on cash	8 135	32 655	32 642
Change in cash and cash equivalents (I.+II.+III.+IV.)	200 207	(128 756)	(129 734)
Cash and cash equivalents at the beginning of the period	386 134	671 866	672 844
Change in cash and cash equivalents according to cash flow statement	200 207	(128 756)	(129 734)
Cash and cash equivalents at the end of the period	586 341	543 110	543 110
Income taxes	(42 559)	(31 222)	(31 222)
Interest paid	(74 174)	(77 014)	(77 014)

SEGMENTAL REPORT
as at 30 September 2004

In the following table we have allocated the underwriting assets and liabilities as at 30 September 2004 and 31 December 2003 to our business segments after eliminating intergroup transactions across segments.

Segmentation of underwriting assets and liabilities

Figures in EUR thousand	Property/casualty reinsurance		Life/health reinsurance	
	2004	**2003**	**2004**	**2003**
	30.9.	**31.12.**	**30.9.**	**31.12.**
Assets				
Prepaid reinsurance premiums	82 476	99 122	341	2 555
Deferred acquisition costs (net)	231 800	197 078	1 532 785	1 344 206
Reinsurance recoverables on benefit reserves	–	–	65 602	206 717
Reinsurance recoverables on incurred claims and others	1 603 085	1 817 976	95 304	96 379
Funds held by ceding companies	168 405	176 330	4 067 494	3 257 988
Total underwriting assets	2 085 766	2 290 506	5 761 526	4 907 845
Liabilities				
Loss and loss adjustment expense reserve	9 125 162	8 396 999	1 044 836	929 396
Policy benefits for life and health contracts	–	–	4 174 524	4 001 148
Unearned premium reserve	1 100 136	939 942	30 333	21 868
Other technical provisions	107 987	93 987	33 672	24 002
Funds held under reinsurance treaties	572 830	559 333	118 405	216 185
Total underwriting liabilities	10 906 115	9 990 261	5 401 770	5 192 599

Financial reinsurance		Program business		Total	
2004	2003	2004	2003	2004	2003
30.9.	31.12.	30.9.	31.12.	30.9.	31.12.
14 164	2 042	501 505	463 201	598 486	566 920
39 209	44 780	96 003	104 742	1 899 797	1 690 806
–	–	–	–	65 602	206 717
616 682	506 510	2 493 318	2 017 227	4 808 389	4 438 092
3 824 600	4 216 479	13 710	13 886	8 074 209	7 664 683
4 494 655	4 769 811	3 104 536	2 599 056	15 446 483	14 567 218
5 743 395	6 192 954	3 951 563	3 183 821	19 864 956	18 703 170
–	–	–	–	4 174 524	4 001 148
204 185	165 518	963 811	999 566	2 298 465	2 126 894
29 696	18 851	9 508	2 514	180 863	139 354
24 315	20 734	166 378	284 239	881 928	1 080 491
6 001 591	6 398 057	5 091 260	4 470 140	27 400 736	26 051 057

SEGMENTAL REPORT
as at 30 September 2004

Segmental statement of income

Figures in EUR thousand	Property/casualty reinsurance			Life/health reinsurance		
	2004	2003		2004	2003	
		Commercial treatment	US GAAP "as-if-pooling" method*		Commercial treatment	US GAAP "as-if-pooling" method*
	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.
Gross written premiums	3 189 774	4 041 605	4 041 605	1 497 127	1 669 355	1 669 355
Net premiums earned	2 470 045	2 638 679	2 638 679	1 372 564	1 390 676	1 390 676
Claims and claims expenses	1 857 448	2 031 737	2 031 737	804 489	856 711	856 711
Change in policy benefits for life and health contracts	–	–	–	(144 947)	(316 726)	(316 726)
Commission and brokerage and other technical income/expenses	462 900	456 164	456 164	465 586	273 345	273 345
Investment income	344 293	305 351	305 351	150 101	152 083	152 083
Administrative expenses	77 226	76 978	76 978	41 768	36 100	36 100
Other income and expenses	(101 525)	(75 127)	(75 127)	(6 837)	(10 993)	(10 993)
Operating profit (EBIT)	315 239	304 024	304 024	59 038	48 884	48 884
Interest on hybrid capital	31 719	26 879	26 879	4 711	4 985	4 985
Net income before taxes	283 520	277 145	277 145	54 327	43 899	43 899
Taxes	90 722	140 803	140 803	19 835	21 315	21 315
Minority interest	(47 917)	1 032	1 032	(3 374)	(467)	(467)
Net income	144 881	137 374	137 374	31 118	22 117	22 117

* *Figures under US GAAP "as-if-pooling" method comprise Hannover Reinsurance (Dublin) Ltd.*

Financial reinsurance			Program business			Total		
2004	2003		2004	2003		2004	2003	
	Commercial treatment	US GAAP "as-if-pooling" method*		Commercial treatment	US GAAP "as-if-pooling" method*		Commercial treatment	US GAAP "as-if-pooling" method*
1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.
884 425	1 223 359	1 468 560	1 608 133	1 937 979	1 937 979	7 179 459	8 872 298	9 117 499
798 182	1 089 654	1 190 466	797 518	789 949	789 949	5 438 309	5 908 958	6 009 770
738 886	1 013 325	1 069 366	653 481	619 886	619 886	4 054 304	4 521 659	4 577 700
–	–	–	–	–	–	(144 947)	(316 726)	(316 726)
197 811	200 215	216 085	173 524	88 181	88 181	1 299 821	1 017 905	1 033 775
246 701	222 712	266 714	42 019	36 609	36 609	783 114	716 755	760 757
3 152	2 453	2 627	61 855	52 811	52 811	184 001	168 342	168 516
165	(6 028)	(7 723)	(22 107)	(10 772)	(10 772)	(130 304)	(102 920)	(104 615)
105 199	90 345	161 379	(71 430)	54 908	54 908	408 046	498 161	569 195
4 214	3 002	3 002	9 474	5 442	5 442	50 118	40 308	40 308
100 985	87 343	158 377	(80 904)	49 466	49 466	357 928	457 853	528 887
26 758	27 189	34 681	(32 262)	9 469	9 469	105 053	198 776	206 268
(10 476)	(3 066)	(3 066)	–	–	–	(61 767)	(2 501)	(2 501)
63 751	57 088	120 630	(48 642)	39 997	39 997	191 108	256 576	320 118

NOTES

1. General accounting principles

Hannover Rückversicherung AG (Hannover Re) belongs to Talanx AG, which in turn is wholly owned by HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI). HDI is obliged to prepare consolidated annual accounts in accordance with §§ 341 i ff. of the German Commercial Code (HGB). The annual financial statements of Hannover Re and its subsidiaries are included in these consolidated annual accounts. Under § 291 Para. 3 No. 1 of the German Commercial Code (HGB), amended version, the consolidated annual accounts of the parent company no longer release Hannover Re from its obligation to compile a consolidated financial statement.

The consolidated financial statement of Hannover Re has been drawn up fully in accordance with United States Generally Accepted Accounting Principles (US GAAP).

SFAS 141 "Business Combinations" Para. 11 in conjunction with Appendix D 11 to 18 sets out standards governing the accounting of transfer transactions between entities under common control. This statement requires that the assets and liabilities of the transferred entity be carried over with the book values at the transferring parent company. The comparative figures presented for previous reporting periods must also be adjusted according to this treatment. The consolidated financial statement was drawn up in accordance with these requirements, which we refer to in their entirety as the "as-if pooling" method, and supplemented with certain additional information. All figures in the previous year's reference period were compiled applying the "as-if pooling" method. For further information the reader is referred to the management report and notes of our annual report prepared as at 31 December 2003.

All Statements of Financial Accounting Standards (SFAS) issued by the Financial Accounting Standards Board (FASB) on or before 30 September 2004 with binding effect for the 2004 financial year have been observed in the consolidated financial statement.

The quarterly results of reinsurance companies, including our results, are for various reasons not a reliable indicator for the results of the financial year as a whole. Losses from natural catastrophes and other catastrophe losses have a disproportionate impact on the result of the reporting period in which they occur. Furthermore, late reported claims for major loss complexes can also lead to substantial fluctuations in individual quarterly results. Gains and losses on the disposal of investments are accounted for in the quarter in which the investments are sold.

2. Accounting principles including reporting and valuation methods

The quarterly accounts included in the consolidated financial statement were drawn up as at 30 September 2004. The reader is also referred to the corresponding information contained in the consolidated financial statement drawn up as at 31 December 2003.

3. Consolidated companies and consolidation principles

Consolidated companies

The consolidated companies have remained unchanged since 31 December 2003.

Capital consolidation

The capital consolidation complies with the standards of SFAS 141. Under the "purchase accounting" method the purchase costs of the parent company have been netted with the proportionate stockholders' equity of the subsidiary at the time when it was first included in the consolidated financial statement after the revaluation of all assets and liabilities. After recognition of all acquired intangible assets that in accordance with SFAS 141 are to be accounted for separately from goodwill, the difference between the revalued stockholders' equity of the subsidiary and the purchase price is recognised as goodwill. Immaterial and negative goodwill were booked to earnings in the year of their occurrence. Where minority interests in the stockholders' equity exist, such interests are reported separately. The minority interest in the result is deducted from the net income in the statement of income and totalled EUR 61,767 thousand (previous year: EUR 2,501 thousand) as at 30 September 2004.

Debt consolidation

Receivables and liabilities between the companies included in the consolidated financial statement were offset against each other.

Consolidation of expenses and profit

The effects of business transactions within the Group were eliminated.

4. Notes on the individual items of the balance sheet and statement of income

4.1 Investments including income and expenses

Investments were valued in accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities". The allocation and valuation of investments are guided by the investment intent.

Fixed-income securities classified as held to maturity are valued at purchase costs plus/minus amortised costs. The amortised costs derive from the difference between the nominal value and purchase cost and they are spread over the time to maturity of the fixed-income securities.

Fixed-income securities classified as available for sale are valued at fair value. The difference between the fair value and amortised cost is booked to other comprehensive income.

Trading securities are valued at fair value. The difference between the fair value and amortised cost is recognised within the statement of income.

Securities whose fair value falls permanently below purchase cost are written down to current value and recognised within the statement of income.

The other investments primarily consist of shares in private-equity limited partnerships.

Contractual maturities of the fixed-income securities in the held-to-maturity portfolio and the available-for-sale portfolio as at the balance sheet dates of 30 September 2004 and 31 December 2003

Figures in EUR thousand	2004		2003	
	Cost or amortised cost 30.9.	Estimate fair value 30.9.	Cost or amortised cost 31.12.	Estimated fair value 31.12.
Held-to-maturity				
Due in one year	41 598	42 073	67 169	68 408
Due after one through five years	117 349	123 435	114 953	123 384
Due after five through ten years	302 083	313 804	295 000	298 825
Due after ten years	21 672	23 376	21 573	22 831
Total	482 702	502 688	498 695	513 448
Available-for-sale				
Due in one year	1 602 060	1 607 796	1 375 756	1 382 997
Due after one through five years	7 804 555	7 844 765	6 212 600	6 280 794
Due after five through ten years	1 847 153	1 894 324	2 150 603	2 196 050
Due after ten years	1 206 867	1 246 220	1 235 717	1 259 726
Total	12 460 635	12 593 105	10 974 676	11 119 567

The actual maturities may in individual cases diverge from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

Amortised costs and unrealised gains and losses on the portfolio of investments classified as held to maturity

30.9.2004

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Estimated fair value
Investments held to maturity				
Fixed income securities				
Other foreign government debt securities	19 704	–	–	19 704
Debt securities issued by semi-government entities	125 452	10 004	–	135 456
Corporate securities	259 284	6 502	397	265 389
Asset-backed securities	78 262	3 877	–	82 139
Total	482 702	20 383	397	502 688

31.12.2003

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Estimated fair value
Investments held to maturity				
Fixed-income securities				
Debt securities issued by semi-governmental entities	145 896	8 718	–	154 614
Corporate securities	249 128	4 037	3 845	249 320
Asset-backed securities	103 671	5 843	–	109 514
Total	498 695	18 598	3 845	513 448

Amortised cost and unrealised gains and losses on the portfolios of investments classified as available for sale and trading

30.9.2004

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Estimated fair value
Available for sale				
Fixed-income securities				
Government debt securities of EU member states	1 517 071	8 400	5 712	1 519 759
US Treasury Notes	1 939 443	3 982	10 533	1 932 892
Other foreign government debt securities	208 276	2 859	469	210 666
Debt securities issued by semi-governmental entities	2 881 474	30 570	15 031	2 897 013
Corporate securities	4 003 297	85 612	25 035	4 063 874
Asset-backed securities	1 348 501	28 963	3 952	1 373 512
From investment funds	562 573	33 668	852	595 389
	12 460 635	194 054	61 584	12 593 105
Dividend-bearing securities				
Equities	293 066	24 701	12 519	305 248
From investment funds	824 784	48 647	5 441	867 990
Other dividend-bearing securities	1 339	169	–	1 508
	1 119 189	73 517	17 960	1 174 746
Short-term investments	723 098	–	–	723 098
Total	14 302 922	267 571	79 544	14 490 949

31.12.2003

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Estimated fair value
Available for sale				
Fixed-income securities				
Government debt securities of EU member states	1 490 422	15 622	3 247	1 502 797
US Treasury Notes	1 483 771	8 420	4 607	1 487 584
Other foreign government debt securities	318 673	4 612	458	322 827
Debt securities issued by semi-governmental entities	2 873 524	34 981	17 898	2 890 607
Corporate securities	3 114 644	97 006	24 835	3 186 815
Asset-backed securities	1 133 208	29 856	4 796	1 158 268
From investment funds	560 434	13 921	3 686	570 669
	10 974 676	204 418	59 527	11 119 567
Dividend-bearing securities				
Equities	220 587	21 397	17 174	224 810
From investment funds	644 842	53 885	100	698 627
Other dividend-bearing securities	1 138	1 020	–	2 158
	866 567	76 302	17 274	925 595
Short-term investments	569 592	–	–	569 592
Total	12 410 835	280 720	76 801	12 614 754
Trading				
Dividend-bearing securities				
Derivatives	–	2 480	78	2 402
Total	–	2 480	78	2 402

Investment income

Figures in EUR thousand	2004	2003
	30.9.	30.9.
Real estate	17 831	19 166
Dividends	24 529	17 230
Ordinary investment income on fixed-income securities	399 974	370 073
Other income	299 756	409 744
Ordinary investment income	742 090	816 213
Realised gains on investments	123 647	148 960
Realised losses from investments	29 223	72 825
Unrealised gains and losses	12 913	8 007
Real estate depreciation	5 432	5 074
Write-offs on dividend-bearing securities	13 185	56 433
Write-offs on fixed-income securities	2 852	29 826
Write-downs on participations	6 691	2 888
Other investment expenses	38 153	45 377
Total investment income	783 114	760 757

The other income includes interest on deposits in the amount of EUR 292.4 million (EUR 382.5 million).

4.2 Staff

The average number of staff at the companies included in the consolidated financial statement of the Hannover Re Group was 1,971 (31 December 2003: 1,970). Of this number, 810 were employed in Germany in the year under review. The majority of staff were employed at the consolidated Group companies abroad.

4.3 Stockholders' equity and minority interests

The stockholders' equity is shown as a separate component of the financial statement in accordance with SFAS 130 "Reporting of Comprehensive Income". The change in the stockholders' equity comprises not only the net income deriving from the statement of income but also the changes in the value of asset and liability items not recognised in the statement of income.

Minority interests are established in accordance with the shares held by companies outside the Group in the stockholders' equity of the subsidiaries.

Authorised capital of up to EUR 60,299 thousand is available with a time limit of 31 May 2009. Of this amount, up to EUR 1,000 thousand may be used to issue employee shares. In addition, conditional capital of up to EUR 48,500 thousand is available. It can be used to grant shares to holders of convertible and warrant bonds and has a time limit of 13 November 2007.

Consolidated statement of changes in stockholders' equity

30.9.2004

Figures in EUR thousand	Balance as at 1 January	Capital-increase/ additions	Change in the current period less deferred taxes	Change in retined earnings	Transfer	Group Stock-holders' equity	Minority interests	Group Stock-holders' equity incl. minority interests
Common stock	120 597	–	–	–	–	120 597		
Additional paid-in capital	724 562	–	–	–	–	724 562		
Cumulative comprehensive income	(202 761)	–	35 813	–	–	(166 948)		
Retained earnings	1 762 252	–	–	–	–	1 762 252		
Net income	–	–	–	191 108	–	191 108		
Dividend paid	–	–	–	(114 567)	–	(114 567)		
Other changes	–	–	–	(368)	–	(368)		
Total	2 404 650	–	35 813	76 173	–	2 516 636	529 334	3 045 970

30.9.2003

Figures in EUR thousand	Balance as at 1 January	Capital-increase/ additions	Change in the current period less deferred taxes	Change in retined earnings	Transfer*	Group Stock-holders' equity	Minority interests	Group Stock-holders' equity incl. minority interests
Common stock	110 881	9 716	–	–	–	120 597		
Additional paid-in capital	514 688	209 874	–	–	–	724 562		
Cumulative comprehensive income	(102 450)	–	9 297	–	(88 359)	(181 512)		
Retained earnings	1 340 529	–	–	–	–	1 340 529		
Net income	–	–	–	320 118	–	320 118		
Dividend paid	–	–	–	(82 589)	–	(82 589)		
Other changes	–	–	–	–	88 359	88 359		
Total	1 863 648	219 590	9 297	237 529	–	2 330 064	411 147	2 741 211

* *The cumulative currency effects from previous years in the amount of EUR 88.4 million hitherto reported under retained earnings will in future not be included in the comprehensive income. These currency effects derive primarily from the conversion of foreign annual financial statements to euros.*

4.4 Other comprehensive income

The changes of EUR 11.1 million in the cumulative comprehensive income in the year under review resulted principally from the application of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities". This development was due to changes in the fair value of interest-rate swaps included in a cash-flow hedge transaction used to hedge floating-rate loans.

4.5 Treasury stock

By a resolution of the Annual General Meeting of Hannover Rückversicherung AG adopted on 30 September 2004, the company was authorised until 30 November 2005 to acquire treasury stock of up to 10% of the capital stock existing on the date of the resolution. The company did not hold treasury stock as at 30 September 2004.

5. Other notes

5.1 Contingent liabilities

Hannover Re has secured by subordinated guarantee a surplus note in the amount of USD 400.0 million issued in the 1999 financial year by Hannover Finance Inc., Wilmington/USA. In February 2004 Hannover Re bought back USD 370.0 million of the surplus note, leaving a residual volume of USD 30.0 million secured by guarantee.

In February 2004 our subsidiary Hannover Finance (Luxembourg) S.A. placed subordinated debt in the amount of EUR 750.0 million on the European capital markets. Hannover Re has secured the bond by subordinated guarantee.

Hannover Re has also provided a subordinated guarantee as security for subordinated debt in the amount of EUR 350.0 million issued by Hannover Finance (Luxembourg) S.A.

The guarantees given by Hannover Re for the subordinated debts attach if the issuer in question fails to render payments due under the bonds. The guarantees cover the relevant bond volumes as well as interest due until the repayment dates. Given the fact that interest on the bonds is partly dependent on the capital market rates applicable at the interest payment dates (floating rates), the maximum undiscounted amounts that can be called cannot be estimated with sufficient accuracy. Hannover Re does not have any rights of recourse outside the Group with respect to the guarantee payments.

In July 2004 Hannover Re – together with the other partners – sold its participation in Willy Vogel AG held through Willy Vogel Beteiligungsgesellschaft mbH. As security for the guarantees assumed under the contract of sale, Hannover Re provided a joint and several guarantee with the other partners to the purchaser for a total amount limited to EUR 7.1 million per partner. In addition, a settlement arrangement commensurate with the ratio of participations held was concluded between Hannover Re and the other partners in the event of a call on the guarantee.

As security for our technical liabilities to our U.S. clients, we have established a Master Trust Fund in the USA. As at the balance sheet date this Master Trust Fund amounted to EUR 1,929.3 million (31 December 2003: EUR 1,664.2 million). The securities held in the Master Trust Fund are shown as available-for-sale investments.

As further security for technical liabilities, various financial institutions have furnished collateral in the form of letters of credit or other types of collateral. The total amount of this collateral as at the balance sheet date was EUR 2,954.9 million (31 December 2003: EUR 2,950.5 million).

Outstanding capital commitments with respect to special investments exist in the amount of EUR 118.1 million for E+S Rückversicherung AG and EUR 292.7 million for Hannover Re. These involve primarily private equity funds and venture capital firms in the form of private limited companies.

Within the scope of a novation agreement regarding a life insurance contract we assumed contingent reinsurance commitments with respect to due date and amount estimated at EUR 28.0 million as at the balance sheet date.

Hannover
Rückversicherung AG

Karl-Wiechert-Allee 50
30625 Hannover
Germany

Telephone +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-re.com

Investor Relations/Public Relations

Eric Schuh

Telephone +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
eric.schuh@hannover-re.com

Investor Relations

Gabriele Bödeker

Telephone +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
gabriele.boedeker@hannover-re.com

Public Relations

Gabriele Handrick

Telephone +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com

Zwischenbericht 3/2004

hannover **rück**

KENNZAHLEN
des Hannover Rück-Konzerns

in Mio. EUR	2004					2003	
	1.1.–30.6.	1.7.–30.9.	+/- Vorjahr	1.1.–30.9.	+/- Vorjahr	1.7.–30.9.	1.1.–30.9.
Gebuchte Bruttoprämien	4 795,3	2 384,2	-17,6 %	7 179,5	-19,1 %	2 894,8	8 872,3
Verdiente Nettoprämien	3 461,0	1 977,3	-12,9 %	5 438,3	-8,0 %	2 270,1	5 909,0
Versicherungstechnisches Ergebnis	-91,8	-153,0	-967,4 %	-244,8	+111,6 %	17,6	-115,7
Kapitalanlageergebnis	567,0	216,1	-6,2 %	783,1	+9,3 %	230,6	716,8
Operatives Ergebnis (EBIT)	375,4	32,6	-84,7 %	408,0	-18,1 %	213,0	498,2
Überschuss nach Steuern	211,5	-20,4	-121,8 %	191,1	-25,5 %	94,2	256,6
Haftendes Kapital	4 235,1			4 287,0	+20,8 %		3 550,0
Eigenkapital	2 484,3			2 516,6	+8,0 %		2 330,1
Minderheitsanteile	509,3			529,3	+28,8 %		411,1
Hybridkapital	1 241,5			1 241,1	+53,4 %		808,8
Kapitalanlagen (inkl. Depotforderungen)	23 964,9			24 512,4	+9,1 %		22 461,2
Bilanzsumme	35 733,3			36 161,0	+2,7 %		35 208,8
Ergebnis je Aktie (verwässert) in EUR	1,75	-0,17		1,58		0,78	2,43
Buchwert je Aktie in EUR	20,60	20,87		20,87		19,32	19,32
Selbstbehalt	76,5 %	79,0 %		77,3 %		73,4 %	71,0 %
Kombinierte Schaden-/Kostenquote der Schaden-Rückversicherung	94,3 %	101,3 %		97,1 %		94,9 %	97,2 %
Kapitalanlagenrendite	4,9 %	3,7 %		4,5 %		4,3 %	4,5 %
Umsatzrendite*	10,9 %	1,7 %		7,5 %		9,4 %	8,4 %
Eigenkapitalrendite (nach Steuern)	17,3 %	-3,3 %		10,4 %		17,0 %	16,8 %

** Operatives Ergebnis (EBIT)/verdiente Nettoprämien*

Verehrte Aktionäre,
sehr geehrte Damen und Herren,



2004 verspricht, ein Jahr der Extreme zu werden. Einerseits beobachten wir eine hervorragende versicherungstechnische Profitabilität der Rückversicherungsmärkte. Auf der anderen Seite war das dritte Quartal von einer historischen Großschadenhäufung geprägt: Vier schwere Hurrikane in Florida werden nach den gegenwärtigen Schadenschätzungen möglicherweise die Schäden aus den Terroranschlägen des 11. September 2001 als den größten versicherten Schaden aller Zeiten ablösen. Hinzu kommt eine sehr hohe Anzahl von Taifunen, die unser japanisches Geschäft betroffen hat. Insbesondere im Programmgeschäft machte sich dies in unserer Ergebnisrechnung spürbar bemerkbar.

Auch in einem solchen Umfeld geriet Ihre Hannover Rück jedoch nicht aus dem Gleichgewicht. Zwar konnten wir angesichts der Schadensumme von über 300 Mio. EUR aus Hurrikanen und Taifunen im dritten Quartal für sich betrachtet keinen Gewinn erzielen. Auch mussten wir unser Gewinnziel für das Gesamtjahr 2004 revidieren: Anstatt des ursprünglich geplanten Jahresüberschusses von 390–430 Mio. EUR erwarten wir nun einen Wert von 300 Mio. EUR. Angesichts der außerordentlich hohen Großschadenbelastung stellt dies ein sehr gutes Ergebnis dar. Unser ehrgeiziges Eigenkapital-Renditeziel – derzeit rund 12 % – werden wir wie vorgesehen erreichen.

Die Hannover Rück erwirtschaftete in den ersten neun Monaten 2004 ein operatives Ergebnis (EBIT) von über 400 Mio. EUR. Das bedeutet einen Rückgang gegenüber dem Vorjahreswert, der auf die Schäden aus den Wirbelstürmen zurückzuführen ist. Ebenfalls rückläufig war somit auch der Überschuss nach Steuern, der knapp unter dem 200-Mio.-EUR-Wert blieb, nach gut einer viertel Milliarde Euro im Vorjahr. Erfreulicherweise steigerte sich der Buchwert je Aktie im Jahresverlauf trotz der hohen Schadenbelastung um fast einen Euro auf 20,87 EUR (31. Dezember 2003: 19,94 EUR). Damit haben wir durch unser Risikomanagement sichergestellt, dass das Kapital Ihrer Gesellschaft auch vor großen Schadenereignissen bestens geschützt ist.

Zum Halbjahr leistete noch jedes unserer vier Geschäftsfelder einen wesentlichen Beitrag zum Ergebnis des Gesamtkonzerns. Die schweren Wirbelstürme haben im dritten Quartal jedoch ihre Spuren in den Zahlen hinterlassen. Die *Schaden-Rückversicherung* bleibt nach wie vor unser größtes Geschäftsfeld. Sie lieferte im bisherigen Jahresverlauf trotz der hohen Schadenbelastungen mit fast 150 Mio. EUR ein leicht verbessertes Resultat; die kombinierte Schaden-/Kostenquote von 97,1 % zum 30. September spricht dafür. Die Schaden-Rückversicherung profitiert dabei unverändert von den sehr angemessenen Preisen und Bedingungen im Markt, die unsere Großschadenbelastung weitgehend auffangen konnten. Letztere lag nach neun Monaten mit 10,5 Prozentpunkten der verdienten Nettoprämie weit über dem langjährigen Durch-

schnittswert von 5 Prozentpunkten für das Portefeuille der Hannover Rück. Mit einem Wert von 258,5 Mio. EUR hat sich die Großschadensumme gegenüber dem Vorjahreszeitraum mehr als verdreifacht.

Die *Personen-Rückversicherung* erwirtschaftete mit über 30 Mio. EUR einen ebenfalls sehr guten Beitrag zum Konzernergebnis, der gegenüber dem Vorjahr wie geplant deutlich gesteigert werden konnte. Der Überschuss der *Finanz-Rückversicherung* konnte mit über 60 Mio. EUR zweistellig gesteigert werden. Lediglich im *Programmgeschäft* führten die Verluste aus den vier Hurrikanen von einem Gewinn noch zur Jahreshälfte zu einem Verlust von fast 50 Mio. EUR. Für das Programmgeschäft kommen damit zwei Aspekte zum Tragen: Zum einen ist Florida mit Abstand der Bundesstaat mit der höchsten Risikoexponierung innerhalb dieses Geschäftsfeldes. Zum anderen wirkte sich die Kumulation von vier schweren – einzeln betrachtet durchaus tragbaren – Wirbelstürmen dergestalt negativ aus, als jeweils vier Selbstbehalte zu tragen waren und die eigene Katastrophenrückversicherung nur begrenzte Entlastung brachte.

Erfreulich stellt sich das *Kapitalanlageergebnis* der Gesellschaft zum 30. September dar. Dieses konnte trotz des bereits sehr guten Vorjahres nochmals deutlich gesteigert werden. Das Netto-Kapitalanlageergebnis betrug fast 800 Mio. EUR, und wir erwarten ein sehr gutes Ergebnis für das Gesamtjahr. Besonderen Abschreibungsbedarf auf Wertpapiere gab es nicht.

Die gedämpfte Stimmung an der Börse beeinträchtigte im dritten Quartal auch die Kursentwicklung der Hannover Rück-Aktie; sie verlor von Anfang Juli bis Ende Oktober leicht an Wert. Obwohl sich die Hannover Rück-Aktie auf relativer Basis sehr gut entwickelt hat, sind wir hiermit keineswegs zufrieden. Sie ist bei einem Kurs von rund 26 EUR unserer Meinung nach stark unterbewertet: Dieser Wert entspricht einem Kurs-Gewinn-Verhältnis von rund 7 auf Basis der Konsensus-Gewinnschätzung der Analysten für 2005. Wir werden folglich wie bisher so auch in Zukunft weiter daran arbeiten, den Wert Ihrer Gesellschaft durch kontinuierliche, überdurchschnittliche Profitabilität zu erhöhen.

Ich danke Ihnen – wie immer auch im Namen meiner Vorstandskollegen – für Ihr Vertrauen in die Hannover Rück. Es ist und bleibt unser oberstes Ziel, Ihre Gesellschaft weiterhin profitabel und sicher zu führen.

Mit freundlichen Grüßen

Wilhelm Zeller
Vorsitzender des Vorstands

Aufsichtsrat

Wolf-Dieter Baumgartl [1)2)] Hannover	Vorsitzender
Dr. Paul Wieandt [2)] Hof/Saale	Stellv. Vorsitzender
Herbert K. Haas [1)2)] Burgwedel	
Karl Heinz Midunsky München	
Ass. jur. Otto Müller [3)] Hannover	
Ass. jur. Renate Schaper-Stewart [3)] Lehrte	
Dipl.-Ing. Hans-Günter Siegerist [3)] Nienstädt	
Dr. Klaus Sturany [1)] Essen	
Bodo Uebber Berlin	

Vorstand

Wilhelm Zeller Burgwedel	Vorsitzender
André Arrago Hannover	
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Elke König Hannover	
Dr. Michael Pickel Gehrden	
Ulrich Wallin Hannover	

1) Mitglied des Ausschusses für Vorstandsangelegenheiten
2) Mitglied des Bilanzausschusses
3) Arbeitnehmervertreter

DIE HANNOVER RÜCK-AKTIE

Die negative Entwicklung der Kapitalmärkte setzte sich im dritten Quartal des laufenden Börsenjahres weiter fort. Enttäuschende US-Konjunkturdaten, der rasante Rohöl-Preisanstieg sowie neu aufkeimende Terrorängste waren Auslöser des sommerlichen Kursrutsches, der weltweit für Abschläge an den Börsen sorgte. Am 11. August wurde ein neues Jahrestief erreicht. Bedingt durch die von Hurrikan „Charley" eingeläutete Hurrikan-Saison in der Karibik lagen auch Versicherer auf breiter Front im Minus. Zum Ende des Quartals erholten sich die Aktienmärkte etwas, der hohe Ölpreis lastete jedoch weiterhin schwer auf den Kursen. Mittelgroße Werte (Mid Caps) lagen weiterhin im Fokus der Investoren: Der MDax (+12,2 %) ließ Dax (-1,8 %), CDax-Versicherungen (-17,2 %) und auch EuroStoxx 50 (-1,2 %) sowie Dow Jones (-3,6 %) weit hinter sich.

Die Performance der Hannover Rück-Aktie im Vergleich zu gängigen Indizes



in %
120
110
100
90
80
70
2. Januar 2004
30. Januar 2004
27. Februar 2004
31. März 2003
30. April 2004
31. Mai 2004
30. Juni 2004
30. Juli 2004
31. August 2004
30. September 2004
29. Oktober 2004
Hannover Rück-Aktie
Dax
CDax-Versicherungen
MDax

Unsere Aktie entwickelte sich weiterhin deutlich besser als andere Versicherungstitel und übertraf den CDax-Versicherungen um 11,4 Prozentpunkte. Der MDax zeigte hingegen eine deutlich bessere Performance (+18,0 Prozentpunkte). Am 11. August erreichte unsere Aktie mit -9,8 % ihr Jahrestief bei einem Kurs von 25 EUR. Auch der gute Halbjahresabschluss unseres Unternehmens am folgenden Tag konnte keine nennenswerte Wende herbeiführen: Am 13. August erreichte der Hurrikan „Charley" das amerikanische Festland, und die folgende Serie von Wirbelstürmen in Florida und im pazifischen Raum erschütterte die Zuversicht des Marktes auf gute Gewinne in der Versicherungsbranche. Zum Quartalsende erholte sich unsere Aktie etwas und schloss mit -5,8 % bei einem Kurs von 26,10 EUR. Unser Vergleichsindex, der ungewichtete „Reactions" Welt-Rückversicherungs-Index, zeigte mit kleinen Abweichungen eine nahezu parallele Entwicklung zur Hannover Rück-Aktie.

Die Hannover Rück-Aktie im Vergleich zum ungewichteten „Reactions" Welt-Rückversicherungs-Index (in USD)


in %
120
110
100
80
70
1. Januar 2004
30. Januar 2004
27. Februar 2004
31. März 2004
30. April 2004
31. Mai 2004
30. Juni 2004
30. Juli 2004
31. August 2004
30. September 2004
29. Oktober 2004
Hannover Rück-Aktie
Ungewichteter „Reactions"-Welt-Rückversicherungs-Index

Der ungewichtete „Reactions"-Welt-Rückversicherungs-Index bildet alle börsennotierten Rückversicherer der Welt ab. Unser strategisches Ziel ist, eine Kursentwicklung zu erreichen, die in einem gleitenden Drei-Jahres-Durchschnitt über der Performance dieser Benchmark liegt.

Trotz der wegen der Hurrikanschäden gesunkenen Jahreserwartung zum Nachsteuerergebnis können unsere Aktionäre auf Grund einer höheren Ausschüttungsquote auch für das Berichtsjahr wieder mit einer verbesserten Dividende rechnen.

Das Kursziel der Analysten für die Hannover Rück-Aktie liegt derzeit im Schnitt bei rund 32 EUR. Bei einem aktuellen Kurs von rund 26 EUR ergibt sich auf Basis der Konsensus-Gewinnschätzung für das Jahr 2005 ein Kurs-Gewinn-Verhältnis (KGV) von gut 7. Dieses sehr niedrige KGV und unsere kontinuierlich überdurchschnittliche Profitabilität veranlasst die überwiegende Mehrzahl der Analysten – auch nach den Schäden der Hurrikan-Saison – zu einer sehr positiven Bewertung. Zum 30. September empfahlen 22 der in Bloomberg erfassten 28 Analysten die Hannover Rück-Aktie zum Kauf, ein Anteil von 79 %.

Angaben zur Aktie

in EUR	30.9.2004	2003	2002	2001	2000	1999
Ergebnis je Aktie (verwässert)	1,58	3,24	2,75	0,11	4,13	2,29
Ausschüttung je Aktie	–	0,95	0,85	–	0,77 [1]	0,68
Körperschaftsteuergutschrift	–	–	–	–	0,36	0,29
Bruttoausschüttung	–	0,95	0,85	–	1,21 [2]	0,97

[1] Auf jede für das Jahr 2000 voll eingezahlte Stückaktie
[2] Inkl. Bonus von 0,08 EUR

International Securities Identification Number (ISIN):	DE 000 840 221 5
Aktionärsstruktur:	51,2 % Talanx AG (direkt und indirekt) 48,8 % Streubesitz
Kapitalmaßnahme vom 12. Juni 2003:	Erhöhung des Grundkapitals durch • Barkapitalerhöhung gegen Ausgabe von 9.716.392 neuen Aktien sowie durch • Sachkapitalerhöhung gegen Ausgabe von 13.716.814 neuen Aktien an die Talanx AG gegen Geschäftsanteile der HDI Re (Ireland) Ltd. – jetzt Hannover Re (Dublin) Ltd. – (mit wirtschaftlicher Wirkung vom 1. Juli 2003)
Grundkapital zum 30. September 2004:	120.597.134,00 EUR
Zahl der Aktien zum 30. September 2004:	120.597.134 auf den Namen lautende Stückaktien
Marktkapitalisierung zum 30. September 2004:	3.147,6 Mio. EUR

Der bisherige Geschäftsverlauf war geprägt von einem eher ereignisarmen ersten Halbjahr und einem von hohen Großschäden gekennzeichneten dritten Quartal, das mit den vier Hurrikanen „Charley", „Frances", „Ivan" und „Jeanne" den möglicherweise bisher höchsten versicherten Schaden der Geschichte gesehen hat. Zusammen mit einer Rekordzahl von Taifunen im pazifischen Raum sowie weiteren Ereignissen hatte die Hannover Rück eine Belastung aus Großschäden zum 30. September 2004 von 358,6 Mio. EUR in der Schaden-Rückversicherung und im Programmgeschäft zu verkraften – ein Wert, der für die ersten neun Monate fast dem Dreifachen eines „normalen" Jahres entspricht. Andererseits beobachteten wir jedoch auch, dass die zu Grunde liegende Profitabilität der Schaden-Rückversicherung noch besser war als im Vorjahr. Somit konnten wir im Berichtsjahr trotz der enormen Schäden aus Naturkatastrophen im dritten Quartal ein Konzernergebnis erzielen, mit dem wir für das Gesamtjahr betrachtet zwar unter Vorjahresniveau liegen, aber immer noch unser Eigenkapital-Renditeziel von derzeit rund 12 % erreichen werden.

Wie bereits im ersten Halbjahr des Berichtsjahres war die Bruttoprämie zum 30. September rückläufig. Dies ergibt sich einerseits aus der relativen Erstarkung des Euro gegenüber dem US-Dollar im Jahresvergleich, andererseits aber auch aus unseren strategischen Weichenstellungen in der Schaden-Rückversicherung. Allein die Neuordnung der Rückversicherung mit den HDI-Schwestergesellschaften führte zu einem Rückgang von rund 300 Mio. EUR. Die gebuchte Bruttoprämie lag für den Konzern nach den ersten neun Monaten bei 7.179,5 Mio. EUR (8.872,3 Mio. EUR), ein Rückgang von 19,1 %. Bei konstanten Wechselkursen hätte der Rückgang 14,8 % betragen. Der Selbstbehalt hat sich um 6,3 Prozentpunkte auf 77,3 % erhöht, sodass sich die verdiente Nettoprämie lediglich um 8,0 % auf 5.438,3 Mio. EUR (5.909,0 Mio. EUR) verringerte. Das Kapitalanlageergebnis entwickelte sich erwartungsgemäß positiv; es waren keine nennenswerten Abschreibungen notwendig.

Das operative Ergebnis reduzierte sich als Folge der Großschäden um 18,1 % auf 408,0 Mio. EUR (498,2 Mio. EUR). Ebenso rückläufig war der Konzernüberschuss; er betrug mit 191,1 Mio. EUR 25,5 % weniger als zum 30. September 2003 (256,6 Mio. EUR). Das Ergebnis je Aktie sank dementsprechend auf 1,58 EUR (2,43 EUR). Das 3. Quartal für sich betrachtet schloss daher mit einem Verlust von 20,4 Mio. EUR.

Erfreulich war daher umso mehr, dass wir das Eigenkapital trotzdem deutlich auf 2.516,6 Mio. EUR erhöhen konnten, was einer Verbesserung von 4,7 % gegenüber dem Beginn des Geschäftsjahres entspricht (2.404,7 Mio. EUR)

Schaden-Rückversicherung

Die beiden herausragenden Themen des dritten Quartals in der Schaden-Rückversicherung waren eindeutig die Wirbelstürme in den USA und Asien. Positiv fielen dagegen – auch im dritten Quartal – die insgesamt anhaltenden, sehr attraktiven Marktbedingungen in der Schaden-Rückversicherung auf.

Der Rückgang der gebuchten Bruttoprämie um 21,1 % auf 3.189,8 Mio. EUR (4.041,6 Mio. EUR) resultiert hauptsächlich aus der Abwertung des US-Dollar gegenüber dem Euro und der Umstrukturierung der Rückversicherungsvereinbarungen des von den HDI-Schwestergesellschaften übernommenen Geschäfts. Bei konstanten Wechselkursen hätte der Rückgang nur 18,1 % betragen. Nach Retrozession und Prämienabgrenzungen belief sich die verdiente Nettoprämie nach den ersten neun Monaten auf 2.470,0 Mio. EUR (2.638,7 Mio. EUR); wie geplant erhöhten wir den Selbstbehalt auf 82,6 %.

Der Großschadenanteil an unserer verdienten Nettoprämie betrug zum 30. September 10,5 % (258,5 Mio. EUR) und liegt damit deutlich über dem langjährigen Durchschnitt von rund 5 %. Für die Schaden-Rückversicherung der Hannover Rück waren im dritten Quartal insbe-

sondere die Florida-Hurrikane „Charley", „Frances", „Ivan" und „Jeanne" sowie die Taifune im pazifischen Raum – die uns ungleich weniger stark belasteten – mit einer vorläufigen Netto-Gesamtschadensumme von 211,1 Mio. EUR ausschlaggebend. Dies entspricht 21,6 % der Nettoprämie im dritten Quartal.

Die kombinierte Schaden-/Kostenquote betrug trotz der sehr hohen Belastungen aus Großschäden in den ersten neun Monaten des Berichtsjahres nur 97,1 % und liegt damit sogar leicht unter der des Vorjahres (97,2 %). Ausschlaggebend war hier die nochmals verbesserte Qualität des Basisgeschäfts, welche den Ergebniseffekt der Großschäden abfedern konnte. Wir haben unser Neugeschäft weiterhin gewohnt konservativ reserviert. Darüber hinaus gab es per Saldo auch im dritten Quartal keinen Bedarf für Nachreservierungen früherer Zeichnungsjahre. In Folge der hohen Qualität des sonstigen Geschäfts reduzierte sich das versicherungstechnische Ergebnis für die ersten neun Monate des Berichtsjahres trotz der außergewöhnlichen Großschadenbelastung im dritten Quartal nur leicht auf 72,5 Mio. EUR (73,8 Mio. EUR).

Vor diesem Hintergrund verbesserte sich das operative Ergebnis (EBIT) in der Schaden-Rückversicherung zum 30. September um 3,7 % auf 315,2 Mio. EUR (304,0 Mio. EUR). Dank einer niedrigeren Steuerbelastung fiel der Überschuss mit einer Steigerung von 5,5 % auf 144,9 Mio. EUR noch etwas höher aus (137,4 Mio. EUR). Der Gewinn betrug je Aktie nach neun Monaten somit 1,20 EUR (1,30 EUR).

Kennzahlen zur Schaden-Rückversicherung

in Mio. EUR	2004					2003	
	1.1.–30.6.	1.7.–30.9.	+/- Vorjahr	1.1.–30.9.	+/- Vorjahr	1.7.–30.9.	1.1.–30.9.
Gebuchte Bruttoprämien	2 115,4	1 074,4	-22,3 %	3 189,8	-21,1 %	1 382,4	4 041,6
Verdiente Nettoprämien	1 491,4	978,6	-1,0 %	2 470,0	-6,4 %	988,2	2 638,7
Versicherungstechnisches Ergebnis	84,7	-12,2	-124,2 %	72,5	-1,8 %	50,6	73,8
Operatives Ergebnis (EBIT)	228,4	86,8	-28,5 %	315,2	+3,7 %	121,4	304,0
Überschuss nach Steuern	115,9	29,0	-19,5 %	144,9	+5,5 %	36,1	137,4
Ergebnis je Aktie in EUR	0,96	0,24	-20,0 %	1,20	-7,7 %	0,30	1,30
Selbstbehalt	77,4 %	92,8 %		82,6 %		70,4 %	69,5 %
Kombinierte Schaden-/Kostenquote	94,3 %	101,2 %		97,1%		94,9 %	97,2 %

Personen-Rückversicherung

Die Personen-Rückversicherung entwickelte sich in den ersten neun Monaten des Berichtsjahres sehr gut. Nach wie vor ist jedoch der Wegfall einer großen Geschäftsbeziehung in Großbritannien Ende letzten Jahres an den reduzierten Prämieneinnahmen ersichtlich. Die gebuchte Bruttoprämie betrug zum 30. September 1.497,1 Mio. EUR, ein Rückgang von 10,3% gegenüber dem Vorjahr (1.669,4 Mio. EUR). Auch der Personen-Rückversicherung machte weiterhin die Stärke des Euro gegenüber den wichtigsten Auslandswährungen, insbesondere dem US-Dollar, zu schaffen; ohne diesen Effekt hätte der Rückgang 7,1 % betragen. Die verdiente Nettoprämie reduzierte sich auf Grund eines höheren Selbstbehalts leicht um 1,3 % auf 1.372,6 Mio. EUR (1.390,7 Mio. EUR). Das operative Ergebnis (EBIT) übertraf mit 59,0 Mio. EUR den Vorjahreswert um 20,7 % (48,9 Mio. EUR). Der Überschuss stieg dank einer im Vorjahresvergleich deutlich niedrigeren Steuerbelastung zum 30. September noch eindrucksvoller um 40,7 % auf 31,1 Mio. EUR (22,1 Mio. EUR). Dies bedeutet einen Gewinnbeitrag je Aktie von 0,26 EUR (0,21 EUR).

Kennzahlen zur Personen-Rückversicherung

in Mio. EUR	2004					2003	
	1.1.–30.6.	1.7.–30.9.	+/- Vorjahr	1.1.–30.9.	+/- Vorjahr	1.7.–30.9.	1.1.–30.9.
Gebuchte Bruttoprämien	939,4	557,7	-3,7 %	1 497,1	-10,3 %	579,2	1 669,4
Verdiente Nettoprämien	857,9	514,7	-1,9 %	1 372,6	-1,3 %	524,8	1 390,7
Operatives Ergebnis (EBIT)	39,2	19,8	-21,0 %	59,0	+20,7 %	25,1	48,9
Überschuss nach Steuern	23,7	7,4	-26,7 %	31,1	+40,7 %	10,1	22,1
Ergebnis je Aktie in EUR	0,20	0,06	-25,0 %	0,26	+23,8 %	0,08	0,21
Selbstbehalt	91,8 %	93,3 %		92,4 %		90,7 %	83,2 %
Umsatzrendite*	4,6 %	3,9 %		4,3 %		4,8 %	3,5 %

** Operatives Ergebnis (EBIT)/verdiente Nettoprämien*

Finanz-Rückversicherung

Die Finanz-Rückversicherung hat sich in den ersten neun Monaten des Berichtsjahres planmäßig entwickelt, wobei nach der rasanten Entwicklung der vergangenen Jahre wieder von einem Prämienrückgang auszugehen war. Die gebuchte Bruttoprämie reduzierte sich zum 30. September entsprechend um 27,7 % auf 884,4 Mio. EUR (1.223,4 Mio. EUR). Einen dämpfenden Effekt auf das Prämienwachstum in der Finanz-Rückversicherung hatte auch der starke Euro: bei konstanten Wechselkursen hätte der Rückgang 22,7 % betragen. Die Selbstbehaltsquote lag mit 92,9 % etwas unter der des Vorjahres (98,1 %), dennoch fiel der Rückgang der verdienten Nettoprämie von 26,8 % auf 798,2 Mio. EUR (1.089,7 Mio. EUR) ähnlich aus wie der der Bruttoprämie.

Das operative Ergebnis (EBIT) verbesserte sich um 16,4 % auf 105,2 Mio. EUR (90,3 Mio. EUR). Der Überschuss nach Steuern zum 30. September stieg um 11,7 % auf 63,8 Mio. EUR (57,1 Mio. EUR). Der Gewinnbeitrag je Aktie betrug somit 0,52 EUR, nach 0,54 EUR im Vorjahr.

Kennzahlen zur Finanz-Rückversicherung

in Mio. EUR	2004					2003	
	1.1.–30.6.	1.7.–30.9.	+/- Vorjahr	1.1.–30.9.	+/- Vorjahr	1.7.–30.9.	1.1.–30.9.
Gebuchte Bruttoprämien	674,8	209,6	-30,2 %	884,4	-27,7 %	300,1	1 223,4
Verdiente Nettoprämien	552,0	246,2	-44,7 %	798,2	-26,8 %	445,0	1 089,7
Operatives Ergebnis (EBIT)	65,3	39,9	-24,0 %	105,2	+16,4 %	52,5	90,3
Überschuss nach Steuern	45,9	17,9	-44,4 %	63,8	+11,7 %	32,2	57,1
Ergebnis je Aktie in EUR	0,38	0,14	-48,1 %	0,52	-3,7 %	0,27	0,54
Selbstbehalt	95,3 %	85,1 %		92,9 %		103,4 %	98,1 %
Umsatzrendite*	11,8 %	16,2 %		13,2 %		11,8 %	8,3 %

** Operatives Ergebnis (EBIT)/verdiente Nettoprämien*

Programmgeschäft

Die Schadenfälle aus den Hurrikanen in Florida wirkten sich mit rund 100 Mio. EUR netto auf unser Programmgeschäft aus. Hinzu kamen Prämien für die Wiederinkraftsetzung der Rückversicherungsdeckungen. Anders als in der Schaden-Rückversicherung konnte der Effekt dieser Schäden bei der Clarendon Insurance Group, New York, nicht durch anderes, positiv verlaufendes Geschäft kompensiert, sondern nur abgeschwächt werden.

Die gebuchte Bruttoprämie des Programmgeschäfts fiel in den ersten neun Monaten um 17,0 % auf 1.608,1 Mio. EUR (1.938,0 Mio. EUR); bei konstanten Wechselkursen wäre ein deutlich geringerer Rückgang der Bruttoprämie von 9,3 % zu verzeichnen gewesen. Die Selbstbehaltsquote reduzierte sich mit 44,1 % leicht gegenüber dem Wert des Vorjahrs (46,4 %); die verdiente Nettoprämie stieg dagegen um 1,0 % auf 797,5 Mio. EUR (789,9 Mio. EUR). An der um 15,2 Prozentpunkte höheren kombinierten Schaden-/Kostenquote von 111,5 % (96,3 %) sind die Folgen aus den vier Hurrikanen des dritten Quartals ersichtlich.

Dementsprechend negativ entwickelte sich auch das operative Ergebnis (EBIT) zum 30. September: ein Verlust von -71,4 Mio. EUR, nach einem positiven EBIT im Vorjahreszeitraum (54,9 Mio. EUR). Der Verlust nach Steuern betrug nach neun Monaten 48,6 Mio. EUR, nach einem Gewinn von 40,0 Mio. EUR im Vorjahr. Damit reduziert das Programmgeschäft den Konzerngewinn um 0,40 EUR je Aktie (Vorjahr: +0,38 EUR).

Kennzahlen zum Programmgeschäft

in Mio. EUR	2004					2003	
	1.1.–30.6.	1.7.–30.9.	+/- Vorjahr	1.1.–30.9.	+/- Vorjahr	1.7.–30.9.	1.1.–30.9.
Gebuchte Bruttoprämien	1 065,6	542,5	-14,3 %	1 608,1	-17,0 %	633,1	1 938,0
Verdiente Nettoprämien	559,8	237,7	-23,9 %	797,5	+1,0 %	312,2	789,9
Versicherungstechnisches Ergebnis	19,2	-110,5		-91,3	-414,2 %	0,5	29,1
Operatives Ergebnis (EBIT)	42,5	-113,9	-931,4 %	-71,4	-230,1 %	13,7	54,9
Überschuss/Fehlbetrag nach Steuern	25,9	-74,5	-568,2 %	-48,6	-221,5 %	15,9	40,0
Ergebnis je Aktie in EUR	0,21	-0,61	-569,2 %	-0,40	-205,3 %	0,13	0,38
Selbstbehalt	49,1 %	34,4 %		44,1 %		49,7 %	46,4 %
Kombinierte Schaden-/Kostenquote	96,6 %	146,5 %		111,5 %		99,9 %	96,3 %

Kapitalanlageergebnis

Auch im dritten Quartal setzte sich die positive Entwicklung unserer Kapitalanlagen fort. Trotz der sehr defensiven Ausrichtung unseres Bondportefeuilles und wegen der eher niedrigen Aktienquote, die sich im weiterhin sehr schwachen Aktienmarkt auszahlt, liegen unsere Ergebnisse nach den ersten neun Monaten des Berichtsjahres voll im Plan. Abschreibungen auf Wertpapiere fielen in den ersten neun Monaten mit 22,7 Mio. EUR angesichts der Größe unseres Portefeuilles nur geringfügig ins Gewicht. Im Vorjahr waren zum 30. September noch Abschreibungen auf Wertpapiere in Höhe von 89,1 Mio. EUR angefallen.

Im dritten Quartal haben wir die Duration des Bondportefeuilles mit 3,3 (modified duration) konstant gehalten. Verluste aus dem Abgang von Kapitalanlagen fielen in den ersten neun Monaten des Berichtsjahres in Höhe von 29,2 Mio. EUR

an (72,5 Mio. EUR). Dem gegenüber standen realisierte Gewinne in Höhe von 123,6 Mio. EUR (149,0 Mio. EUR).

Die gestiegenen Kapitalanlagevolumina konnten die sinkenden Zinsen nicht ganz kompensieren, so dass die ordentlichen Kapitalanlageerträge leicht rückläufig waren. Diese belaufen sich nun auf 742,1 Mio. EUR (771,8 Mio. EUR). Das Netto-Kapitalanlageergebnis verbesserte sich deutlich auf 783,1 Mio. EUR, ein Anstieg von 9,3 % gegenüber dem Vorjahreswert (716,8 Mio. EUR). Mit dieser Entwicklung sind wir sehr zufrieden und liegen wie schon im ersten Halbjahr weiterhin voll im Jahresplan.

Ausblick

Wir haben uns 2004 in einem nicht ganz einfachen Marktumfeld sehr gut entwickelt. Die gute Qualität in allen Segmenten, insbesondere in der Schaden-Rückversicherung, konnte die außergewöhnlichen Schadenbelastungen aus den Stürmen im dritten Quartal weitestgehend auffangen.

Unser größtes Geschäftsfeld, die *Schaden-Rückversicherung*, ist unverändert sehr profitabel – trotz sehr hoher Großschadenbelastungen. Die ausgezeichnete Qualität des Geschäfts sollte sich auch im vierten Quartal fortsetzen und positiv auf das Ergebnis auswirken, vorausgesetzt, die Großschadenbelastung für das vierte Quartal bleibt im langjährigen Durchschnitt. Wir erwarten für das Gesamtjahr 2004 eine kombinierte Schaden-/Kostenquote von deutlich unter 100 %, trotz der hohen Schadenbelastungen, die die vier Hurrikane, die Taifune im pazifischen Raum und weitere Großschäden im Jahresverlauf mit sich brachten. Die Erneuerungsrunde 2004/05 sollte – so auch der Grundton der jährlichen Treffen der Rückversicherer in Monte Carlo, Baden-Baden und Washington, auch im kommenden Jahr Raten und Konditionen in fast allen Teilen der Schaden-Rückversicherung ermöglichen, die adäquat und profitabel sind. Insbesondere im Naturkatastrophengeschäft ist davon auszugehen, dass der vor dem dritten Quartal erwartete Preisabrieb nun ausbleibt.

Die gebuchte Bruttoprämie wird zum Jahresende hauptsächlich auf Grund von Währungseinflüssen und den sonstigen, in der Geschäftsfeld-Berichterstattung genannten Gründen deutlich unter dem Niveau des Vorjahres liegen. Der Rückgang der verdienten Nettoprämie wird in Folge des weiter erhöhten Selbstbehalts weniger deutlich ausfallen. Trotz der außergewöhnlichen Großschadenbelastung im dritten Quartal ist in der Schaden-Rückversicherung mit einem deutlich gesteigerten Jahresüberschuss zu rechnen.

In der *Personen-Rückversicherung* wird die Bruttoprämie auf Grund des Wegfalls einer Geschäftsbeziehung in Großbritannien und der Schwäche des US-Dollars unter dem Niveau des Vorjahres bleiben. Für das operative Ergebnis (EBIT) und den Jahresüberschuss erwarten wir jedoch einen deutlich zweistelligen Anstieg entsprechend unserer Zielvorgaben. Das vierte Quartal sollte hierzu wiederum einen erfreulichen Beitrag leisten.

Für die *Finanz-Rückversicherung* erwarten wir zum Jahresende – nach rasantem Wachstum in den vergangenen beiden Jahren – einen Prämienrückgang, wie bereits in unseren Planungen berücksichtigt. Das Ergebnis sollte jedoch weiterhin sehr erfreulich ausfallen.

Im *Programmgeschäft* gehen wir auf Grund der sehr hohen Belastungen aus den vier Hurrikanen in Florida von einem deutlichen Verlust auch für das Gesamtjahr aus. Das vierte Quartal sollte jedoch – einen „normalen" Großschadenanfall vorausgesetzt – wiederum einen positiven Beitrag zum Gesamtergebnis leisten. Die Prämie wird zurückgehen; unser Selbstbehalt wird voraussichtlich unverändert bleiben.

Bei den *Kapitalanlagen* wird das laufende Ergebnis mindestens auf Vorjahresniveau liegen, da sich die hohen Mittelzuflüsse und die niedrigeren Wertpapierzinsen etwa die Waage halten.

Für das Gesamtjahr erwarten wir ein positives außerordentliches Ergebnis, immer vorausgesetzt, es kommt zu keinen unerwartet negativen Entwicklungen am Kapitalmarkt. Unser Netto-Kapitalanlageergebnis für das Gesamtjahr sollte über dem des Vorjahres liegen.

Konzernausblick

Am 12. Oktober des Berichtsjahres mussten wir als Folge der außergewöhnlichen Großschadenbelastung des dritten Quartals unsere Gewinnprognose für das Gesamtjahr von 390–430 Mio. EUR auf 300 Mio. EUR revidieren (rund 2,50 EUR je Aktie). Dies entspräche einer erwarteten Eigenkapitalrendite von 12 %: ein Wert, der immer noch unser Eigenkapital-Mindestrenditeziel erreicht und sich im Vergleich mit unseren Wettbewerbern herausragend darstellt. Vorausgesetzt, es kommt im vierten Quartal zu keinen unvorhergesehenen negativen Entwicklungen größeren Ausmaßes an den Kapitalmärkten und auch zu keiner Großschadenhäufung deutlich über dem langjährigen Durchschnitt, so gehen wir davon aus, dass wir dieses Ziel zum Jahresende erreichen werden.

Für das kommende Jahr gehen wir – unter den selben Prämissen zu Großschadenverlauf und Entwicklung des Kapitalmarkts – nach wie vor von einer sehr positiven Ergebnisentwicklung aus. Wir erwarten für 2005 daher unverändert einen Jahresüberschuss zwischen 430 und 470 Mio. EUR (3,60–3,90 EUR je Aktie).

in TEUR	2004	2003	
Aktiva		Wirtschaftliche Betrachtung	US GAAP „As-if-pooling"-Methode*
	30.9.	31.12.	31.12.
Festverzinsliche Wertpapiere – Dauerbestand	482 702	498 695	498 695
Festverzinsliche Wertpapiere – dispositiver Bestand	12 593 105	11 119 567	11 119 567
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	1 174 746	925 595	925 595
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – Handelsbestand	–	2 402	2 402
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	227 457	230 591	230 591
Sonstige Kapitalanlagen	650 768	633 885	633 885
Kurzfristige Anlagen	723 098	569 592	569 592
Gesamte Kapitalanlagen ohne laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	15 851 876	13 980 327	13 980 327
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	586 341	386 134	386 134
Kapitalanlagen	16 438 217	14 366 461	14 366 461
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	598 486	566 920	566 920
Anteil der Rückversicherer an der Deckungsrückstellung	65 602	206 717	206 717
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	4 803 895	4 396 564	4 396 564
Anteile der Rückversicherer an sonstigen Rückstellungen	4 494	41 528	41 528
Abgegrenzte Abschlusskosten	1 899 797	1 690 806	1 690 806
Abrechnungsforderungen	3 604 539	3 402 908	3 402 908
Depotforderungen	8 074 209	7 664 683	7 664 683
Geschäfts- und Firmenwert	206 678	203 619	203 619
Sonstige Vermögensgegenstände	252 636	248 585	248 585
Abgegrenzte Zinsen und Mieten	212 452	185 953	185 953
	36 161 005	32 974 744	32 974 744

** Zahlen gemäß US GAAP „As-if-pooling"-Methode unter Einbeziehung der Hannover Reinsurance (Dublin) Ltd.*

in TEUR	2004	2003	
Passiva		Wirtschaftliche Betrachtung	US GAAP „As-if-pooling"-Methode*
	30.9.	31.12.	31.12.
Rückstellung für noch nicht abgewickelte Versicherungsfälle	19 864 956	18 703 170	18 703 170
Deckungsrückstellung	4 174 524	4 001 148	4 001 148
Rückstellung für Prämienüberträge	2 298 465	2 126 894	2 126 894
Rückstellungen für Gewinnanteile	173 639	130 265	130 265
Sonstige versicherungstechnische Rückstellungen	7 224	9 089	9 089
Abrechnungsverbindlichkeiten	2 114 903	1 396 215	1 396 215
Depotverbindlichkeiten	881 928	1 080 491	1 080 491
Depotverbindlichkeiten aus Finanzierungsgeschäften	855 444	474 526	474 526
Ausgleichsposten für Anteile der anderen Gesellschafter	529 334	491 836	491 836
Andere Verbindlichkeiten	488 728	365 095	365 095
Steuerverbindlichkeiten	210 747	137 583	137 583
Rückstellung für latente Steuern	803 336	869 857	869 857
Begebene Anleihen	1 123 544	666 328	666 328
Genussrechtskapital	117 597	117 597	117 597
Verbindlichkeiten	33 644 369	30 570 094	30 570 094
Eigenkapital			
Gezeichnetes Kapital	120 597	120 597	120 597
Nominalwert 120 597 Genehmigtes Kapital 60 299			
Kapitalrücklagen	724 562	764 199	724 562
Kumulierte, nicht ergebniswirksame Eigenkapitalanteile			
Nicht realisierte Kursgewinne/-verluste aus Kapitalanlagen abzüglich latenter Steuern	138 308	157 569	160 862
Gewinne und Verluste aus der Währungsumrechnung abzüglich latenter Steuern	-293 678	-352 502	-340 938
Übrige kumulierte, nicht ergebniswirksame Eigenkapitalveränderungen	-11 578	-22 685	-22 685
Summe nicht ergebniswirksame Eigenkapitalanteile	-166 948	-217 618	-202 761
Gewinnrücklagen			
Anfangsbestand	1 762 252	1 379 291	1 340 529
Überschuss	191 108	354 779	418 321
Gezahlte Dividende	-114 567	-82 591	-82 591
Sonstige Veränderungen	-368	85 993	85 993
	1 838 425	1 737 472	1 762 252
Eigenkapital	2 516 636	2 404 650	2 404 650
	36 161 005	32 974 744	32 974 744

KONZERN-GEWINN- UND VERLUSTRECHNUNG
für die Zeit vom 1. Januar bis 30. September 2004

in TEUR	2004		2003			
			Wirtschaftliche Betrachtung		US GAAP „As-if-pooling"- Methode*	
	1.7.–30.9.	1.1.–30.9.	1.7.–30.9.	1.1.–30.9.	1.7.–30.9.	1.1.–30.9.
Gebuchte Bruttoprämien	2 384 136	7 179 459	2 894 772	8 872 298	2 894 772	9 117 499
Gebuchte Rückversicherungsprämien	501 764	1 631 167	770 801	2 575 253	770 801	2 612 051
Veränderung der Bruttoprämienüberträge	53 070	-134 291	135 030	-410 469	135 030	-531 687
Veränderung des Anteils der Rückversicherer an den Bruttoprämienüberträgen	41 838	24 308	11 099	22 382	11 099	36 009
Verdiente Prämien für eigene Rechnung	1 977 280	5 438 309	2 270 100	5 908 958	2 270 100	6 009 770
Ordentliche Kapitalanlageerträge	208 957	742 090	245 714	771 829	245 714	816 213
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	21 536	123 647	61 500	148 960	61 500	148 960
Realisierte Verluste aus dem Abgang von Kapitalanlagen	10 330	29 223	55 740	72 508	55 740	72 825
Unrealisierte Gewinne und Verluste aus Kapitalanlagen	11 734	12 913	11 935	8 007	11 935	8 007
Sonstige Kapitalanlageaufwendungen/ Abschreibungen	15 740	66 313	32 879	139 533	32 879	139 598
Kapitalanlageergebnis	216 157	783 114	230 530	716 755	230 530	760 757
Sonstige versicherungstechnische Erträge	-1 477	3 825	656	18 821	656	18 821
Erträge insgesamt	2 191 960	6 225 248	2 501 286	6 644 534	2 501 286	6 789 348
Aufwendungen für Versicherungsfälle	1 530 395	4 054 304	1 646 773	4 521 659	1 646 773	4 577 700
Veränderung der Deckungsrückstellung	50 926	144 947	109 666	316 726	109 666	316 726
Aufwendungen für Provisionen und Gewinnanteile	469 117	1 239 464	428 087	951 481	428 087	966 850
Sonstige Abschlusskosten	1 185	4 519	-4 062	1 564	-4 062	2 065
Sonstige versicherungstechnische Aufwendungen	15 679	59 663	30 642	83 681	30 642	83 681
Aufwendungen für den Versicherungsbetrieb	61 475	184 001	42 016	168 342	42 016	168 516
Versicherungstechnische Aufwendungen für eigene Rechnung	2 128 777	5 686 898	2 253 122	6 043 453	2 253 122	6 115 538
Übriges Ergebnis	-30 507	-130 304	-35 244	-102 920	-35 244	-104 615
Operatives Ergebnis (EBIT)	32 676	408 046	212 920	498 161	212 920	569 195
Zinsen auf Hybridkapital	18 696	50 118	13 382	40 308	13 382	40 308
Ergebnis vor Steuern	13 980	357 928	199 538	457 853	199 538	528 887
Steueraufwand	14 559	105 053	130 177	198 776	130 177	206 268
Anderen Gesellschaftern zustehendes Ergebnis	-19 783	-61 767	24 841	-2 501	24 841	-2 501
Überschuss	-20 362	191 108	94 202	256 576	94 202	320 118

* *Zahlen gemäß US GAAP „As-if-pooling"-Methode unter Einbeziehung der Hannover Reinsurance (Dublin) Ltd.*

in TEUR	2004		2003			
			Wirtschaftliche Betrachtung		US GAAP „As-if-pooling"- Methode*	
	1.7.–30.9.	1.1.–30.9.	1.7.–30.9.	1.1.–30.9.	1.7.–30.9.	1.1.–30.9.
Nicht ergebniswirksame Veränderungen des Eigenkapitals						
Veränderungen der nicht realisierten Kursgewinne/ -verluste aus Kapitalanlagen	66 268	-22 554	-42 282	97 218	-42 283	99 707
Gewinn/Verlust aus Währungsumrechnungen	-18 036	47 260	-42 452	-206 871	-42 634	-203 497
Übrige nicht ergebniswirksame Eigenkapitalveränderungen	5 126	11 107	19 716	24 728	19 716	24 728
Gesamt	32 996	226 921	29 184	171 651	29 001	241 056

Ergebnis je Aktie						
Gewinn je Aktie in EUR	-0,17	1,58	0,78	2,43	0,78	2,79

KAPITALFLUSSRECHNUNG

zum 30. September 2004

in TEUR	2004	2003	
		Wirtschaftliche Betrachtung	US GAAP „As-if-pooling"-Methode*
	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.
I. Kapitalfluss aus laufender Geschäftstätigkeit			
Konzernergebnis nach Steuern	191 108	256 576	320 118
Abschreibungen/Zuschreibungen	37 944	115 429	115 429
Realisierte Gewinne/Verluste aus dem Abgang von Kapitalanlagen	-94 424	-76 452	-76 135
Amortisationen	6 934	3 271	3 603
Auf Minderheiten entfallendes Ergebnis	61 767	2 501	2 501
Veränderungen der Depotforderungen/ -verbindlichkeiten	-499 443	-700 182	-810 143
Veränderung der Rückstellungen für Prämienüberträge	123 684	345 479	463 578
Veränderung der Steuerforderungen/-verbindlichkeiten	4 901	157 146	164 639
Veränderung der Deckungsrückstellungen	271 874	436 978	436 978
Veränderung der Rückstellungen für noch nicht abgewickelte Versicherungsfälle	610 742	1 652 835	1 657 145
Veränderung der abgegrenzten Abschlusskosten	-205 267	-329 803	-382 753
Veränderung der übrigen versicherungstechnischen Rückstellungen	77 690	5 621	5 611
Veränderung der Abrechnungssalden	537 294	-323 095	-385 877
Veränderung der sonstigen Vermögensgegenstände und Verbindlichkeiten	88 173	78 223	81 700
Kapitalfluss aus laufender Geschäftstätigkeit	1 212 977	1 624 527	1 596 394
II. Kapitalfluss aus Investitionstätigkeit			
Festverzinsliche Wertpapiere – Dauerbestand			
Fällige Papiere	46 763	30 678	30 678
Käufe	-29 250	-15 000	-15 000
Festverzinsliche Wertpapiere – dispositiver Bestand			
Fällige Papiere, Verkäufe	4 571 454	3 743 411	3 914 735
Käufe	-5 903 312	-5 790 625	-5 825 866
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand			
Verkäufe	247 421	138 316	138 316
Zukäufe	-499 227	-376 764	-376 764
Andere Kapitalanlagen			
Verkäufe	85 613	80 530	80 530
Zukäufe	-62 863	-73 364	-73 364
Verbundene Unternehmen und Beteiligungen			
Verkäufe	3 544	2 825	2 825
Neuerwerb	-14 700	-7 457	-7 457
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken			
Verkäufe	–	820	820
Neuerwerb	-654	-524	-524
Kurzfristige Kapitalanlagen			
Veränderung	-144 388	174 012	76 749
Übrige Veränderungen	-21 193	-20 799	-21 049
Kapitalfluss aus Investitionstätigkeit	-1 720 792	-2 113 941	-2 075 371

* *Zahlen gemäß US GAAP „As-if-pooling"-Methode unter Einbeziehung der Hannover Reinsurance (Dublin) Ltd.*

in TEUR	2004	2003	
		Wirtschaftliche Betrachtung	US GAAP „As-if-pooling"-Methode*
	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.
III. Kapitalfluss aus Finanzierungstätigkeit			
Einzahlung aus Kapitalmaßnahmen	–	219 590	219 590
Finanzmittelzufluss aus Sachkapitaleinlage	–	11 402	–
Veränderungen der Depotforderungen/ -verbindlichkeiten aus Finanzierungsgeschäften	383 090	153 852	153 852
Gezahlte Dividende	-114 567	-82 589	-82 589
Veränderung der begebenen Anleihen	447 416	30 086	30 086
Andere Veränderungen	-16 052	-4 338	-4 338
Kapitalfluss aus Finanzierungstätigkeit	699 887	328 003	316 601
IV. Währungskursdifferenzen	8 135	32 655	32 642
Summe der Kapitalzu- und abflüsse (Summe I+II+III+IV)	200 207	-128 756	-129 734
Flüssige Mittel am Anfang der Periode	386 134	671 866	672 844
Veränderung der flüssigen Mittel laut Kapitalflussrechnung	200 207	-128 756	-129 734
Flüssige Mittel am Ende der Periode	586 341	543 110	543 110
Ertragsteuern	-42 559	-31 222	-31 222
Zinszahlungen	-74 174	-77 014	-77 014

SEGMENTBERICHTERSTATTUNG
zum 30. September 2004

In der nachfolgenden Tabelle haben wir die versicherungstechnischen Aktiva und Passiva zum 30. September 2004 und zum 31. Dezember 2003 nach Eliminierung der konzerninternen segmentübergreifenden Geschäftsvorfälle unseren Segmenten zugeordnet.

Aufteilung zu versicherungstechnischen Aktiva- und Passiva-Positionen

in TEUR	Schaden-Rückversicherung		Personen-Rückversicherung	
	2004	2003	2004	2003
	30.9.	31.12.	30.9.	31.12.
Aktiva				
Anteile der Rückversicherer an den Prämienüberträgen	82 476	99 122	341	2 555
Abgegrenzte Abschlusskosten (netto)	231 800	197 078	1 532 785	1 344 206
Anteile der Rückversicherer an den Deckungsrückstellungen	–	–	65 602	206 717
Anteile der Rückversicherer an den Schadenrückstellungen und sonstigen Rückstellungen	1 603 085	1 817 976	95 304	96 379
Depotforderungen	168 405	176 330	4 067 494	3 257 988
Gesamt	2 085 766	2 290 506	5 761 526	4 907 845
Passiva				
Schadenrückstellungen	9 125 162	8 396 999	1 044 836	929 396
Deckungsrückstellung	–	–	4 174 524	4 001 148
Rückstellung für Prämienüberträge	1 100 136	939 942	30 333	21 868
Übrige versicherungstechnische Rückstellungen	107 987	93 987	33 672	24 002
Depotverbindlichkeiten	572 830	559 333	118 405	216 185
Gesamt	10 906 115	9 990 261	5 401 770	5 192 599

Finanz-Rückversicherung		Programmgeschäft		Gesamt	
2004	2003	2004	2003	2004	2003
30.9.	31.12.	30.9.	31.12.	30.9.	31.12.
14 164	2 042	501 505	463 201	598 486	566 920
39 209	44 780	96 003	104 742	1 899 797	1 690 806
–	–	–	–	65 602	206 717
616 682	506 510	2 493 318	2 017 227	4 808 389	4 438 092
3 824 600	4 216 479	13 710	13 886	8 074 209	7 664 683
4 494 655	4 769 811	3 104 536	2 599 056	15 446 483	14 567 218
5 743 395	6 192 954	3 951 563	3 183 821	19 864 956	18 703 170
–	–	–	–	4 174 524	4 001 148
204 185	165 518	963 811	999 566	2 298 465	2 126 894
29 696	18 851	9 508	2 514	180 863	139 354
24 315	20 734	166 378	284 239	881 928	1 080 491
6 001 591	6 398 057	5 091 260	4 470 140	27 400 736	26 051 057

SEGMENTBERICHTERSTATTUNG

zum 30. September 2004

Aufteilung der Gewinn- und Verlustrechnung

in TEUR	Schaden-Rückversicherung			Personen-Rückversicherung		
	2004	2003		2004	2003	
	1.1.–30.9.	Wirtschaftliche Betrachtung 1.1.–30.9.	US GAAP „As-if-pooling-Methode"* 1.1.–30.9.	1.1.–30.9.	Wirtschaftliche Betrachtung 1.1.–30.9.	US GAAP „As-if-pooling-Methode"* 1.1.–30.9.
Gebuchte Bruttoprämien	3 189 774	4 041 605	4 041 605	1 497 127	1 669 355	1 669 355
Verdiente Prämien für eigene Rechnung	2 470 045	2 638 679	2 638 679	1 372 564	1 390 676	1 390 676
Aufwendungen für Versicherungsfälle für eigene Rechnung	1 857 448	2 031 737	2 031 737	804 489	856 711	856 711
Veränderung der Deckungsrückstellung für eigene Rechnung	–	–	–	-144 947	-316 726	-316 726
Aufwendungen für Provisionen und Gewinnanteile und das sonstige versicherungstechnische Ergebnis für eigene Rechnung	462 900	456 164	456 164	465 586	273 345	273 345
Kapitalanlageergebnis	344 293	305 351	305 351	150 101	152 083	152 083
Aufwendungen für den Versicherungsbetrieb	77 226	76 978	76 978	41 768	36 100	36 100
Übriges Ergebnis	-101 525	-75 127	-75 127	-6 837	-10 993	-10 993
Operatives Ergebnis (EBIT)	315 239	304 024	304 024	59 038	48 884	48 884
Zinsen auf Hybridkapital	31 719	26 879	26 879	4 711	4 985	4 985
Ergebnis vor Steuern	283 520	277 145	277 145	54 327	43 899	43 899
Steueraufwand	90 722	140 803	140 803	19 835	21 315	21 315
Anderen Gesellschaftern zustehendes Ergebnis	-47 917	1 032	1 032	-3 374	-467	-467
Überschuss	144 881	137 374	137 374	31 118	22 117	22 117

* *Zahlen gemäß US GAAP „As-if-pooling"-Methode unter Einbeziehung der Hannover Reinsurance (Dublin) Ltd.*

Finanz-Rückversicherung			Programmgeschäft			Gesamt		
2004	2003		2004	2003		2004	2003	
1.1.–30.9.	Wirtschaftliche Betrachtung 1.1.–30.9.	US GAAP „As-if-pooling-Methode"* 1.1.–30.9.	1.1.–30.9.	Wirtschaftliche Betrachtung 1.1.–30.9.	US GAAP „As-if-pooling-Methode"* 1.1.–30.9.	1.1.–30.9.	Wirtschaftliche Betrachtung 1.1.–30.9.	US GAAP „As-if-pooling-Methode"* 1.1.–30.9.
884 425	1 223 359	1 468 560	1 608 133	1 937 979	1 937 979	7 179 459	8 872 298	9 117 499
798 182	1 089 654	1 190 466	797 518	789 949	789 949	5 438 309	5 908 958	6 009 770
738 886	1 013 325	1 069 366	653 481	619 886	619 886	4 054 304	4 521 659	4 577 700
–	–	–	–	–	–	-144 947	-316 726	-316 726
197 811	200 215	216 085	173 524	88 181	88 181	1 299 821	1 017 905	1 033 775
246 701	222 712	266 714	42 019	36 609	36 609	783 114	716 755	760 757
3 152	2 453	2 627	61 855	52 811	52 811	184 001	168 342	168 516
165	-6 028	-7 723	-22 107	-10 772	-10 772	-130 304	-102 920	-104 615
105 199	90 345	161 379	-71 430	54 908	54 908	408 046	498 161	569 195
4 214	3 002	3 002	9 474	5 442	5 442	50 118	40 308	40 308
100 985	87 343	158 377	-80 904	49 466	49 466	357 928	457 853	528 887
26 758	27 189	34 681	-32 262	9 469	9 469	105 053	198 776	206 268
-10 476	-3 066	-3 066	–	–	–	-61 767	-2 501	-2 501
63 751	57 088	120 630	-48 642	39 997	39 997	191 108	256 576	320 118

1. Allgemeine Aufstellungsgrundsätze

Die Hannover Rückversicherung AG (Hannover Rück) gehört zur Talanx AG, die wiederum zu 100 % dem HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) gehört. Der HDI ist nach §§ 341 i ff. HGB verpflichtet, einen Konzernabschluss aufzustellen. In diesen Konzernabschluss sind die Abschlüsse der Hannover Rück und deren Tochterunternehmen einbezogen. Nach § 291 Abs. 3 Nr. 1 HGB in der geänderten Fassung entfällt für den Konzernabschluss der Hannover Rück die befreiende Wirkung des Konzernabschlusses der Muttergesellschaft.

Der Konzernabschluss der Hannover Rück wurde vollumfänglich entsprechend den amerikanischen Rechnungslegungsvorschriften (United States Generally Accepted Accounting Principles „US GAAP") erstellt.

SFAS 141 „Business Combinations" par. 11 in Verbindung mit Appendix D 11 bis 18 regelt die Bilanzierung von Übertragungsvorgängen zwischen Gesellschaften unter gemeinsamer Beherrschung. Danach sind die Vermögensgegenstände und Schulden der übertragenen Gesellschaft zu den Buchwerten bei der abgebenden Muttergesellschaft zu übernehmen. Die zu Vergleichszwecken präsentierten Angaben der Vorperioden sind entsprechend anzupassen. Der Konzernabschluss wurde nach diesen Vorschriften, die wir insgesamt als „As-if-pooling"-Methode bezeichnen, aufgestellt und um bestimmte Angaben ergänzt. Alle Angaben des Vergleichszeitraumes sind unter Anwendung der „As-if-pooling"-Methode erstellt worden. Für nähere Angaben verweisen wir auf den Lagebericht und den Anhang unseres Geschäftsberichts zum 31. Dezember 2003.

Alle vom Financial Accounting Standards Board (FASB) bis zum 30. September 2004 verabschiedeten Statements of Financial Accounting Standards (SFAS), deren Anwendung für das Geschäftsjahr 2004 bindend ist, haben wir in dem Konzernabschluss berücksichtigt.

Die Quartalsergebnisse von Rückversicherungsunternehmen und damit auch die der Hannover Rück sind aus verschiedenen Gründen kein zuverlässiger Indikator für das Gesamtergebnis des Geschäftsjahres. Schäden aus Naturkatastrophen und andere Großschäden belasten das Ergebnis der Berichtsperiode, in der sie eintreten. Daneben können auch Nachmeldungen für große Schadenereignisse zu erheblichen Schwankungen der einzelnen Quartalsergebnisse führen. Gewinne und Verluste aus der Veräußerung von Kapitalanlagen werden in dem Quartal bilanziert, in dem die Anlagen veräußert werden.

2. Grundlagen der Rechnungslegung einschließlich Bilanzierungs- und Bewertungsmethoden

Die in den Konzernabschluss einbezogenen Quartalsabschlüsse der konsolidierten Gesellschaften wurden zum Stichtag 30. September 2004 aufgestellt. Im Übrigen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2003.

3. Konsolidierungskreis und -grundsätze

Konsolidierungskreis

Der Konsolidierungskreis ist gegenüber dem 31. Dezember 2003 unverändert gelieben.

Kapitalkonsolidierung

Die Kapitalkonsolidierung erfolgt nach den Vorschriften des SFAS 141. Im Rahmen des „Purchase Accounting" werden die Anschaffungskosten der Muttergesellschaft mit dem anteiligen Eigenkapital der Tochtergesellschaft verrechnet, das sich zum Zeitpunkt der erstmaligen Einbeziehung in den Konzernabschluss nach der Neubewertung sämtlicher Vermögensgegenstände und Schulden ergibt. Nach Aktivierung aller erworbenen immateriellen Vermögensgegenstände, die gemäß SFAS 141 getrennt von einem Geschäfts- oder Firmenwert („Goodwill") zu bilanzieren sind, wird der Unterschiedsbetrag zwischen dem neu bewerteten Eigenkapital der Tochtergesellschaft und dem Kaufpreis als Geschäfts- oder Firmenwert aktiviert. Geringwertige und „negative Goodwills" wurden im Jahr der Entstehung ertragswirksam verrechnet. Soweit Anteile am Eigenkapital Konzernfremden zustehen, werden diese Anteile separat ausgewiesen. Der Anteil Konzernfremder am Ergebnis wird in der Gewinn- und Verlustrechnung vom Ergebnis abgesetzt und beträgt zum 30. September 2004 61.767 TEUR (2.501 TEUR).

Schuldenkonsolidierung

Die Forderungen und Verbindlichkeiten zwischen den in den Konzernabschluss einbezogenen Unternehmen wurden gegeneinander aufgerechnet.

Aufwands- und Ertragskonsolidierung

Die Auswirkungen konzerninterner Geschäftsvorfälle wurden eliminiert.

4. Erläuterungen zu den einzelnen Posten der Bilanz und Gewinn- und Verlustrechnung

4.1 Kapitalanlagen einschließlich der Erträge und Aufwendungen

Die Bewertung der Kapitalanlagen erfolgte gemäß SFAS 115 „Accounting for Certain Investments in Debt and Equity Securities". Die Zuordnung und Bewertung der Kapitalanlagen orientiert sich an der Anlageintention.

Festverzinsliche Wertpapiere, die bis zur Endfälligkeit der Anlagen im Bestand des Konzerns verbleiben (Held-To-Maturity), werden zu Anschaffungskosten zuzüglich bzw. abzüglich erfolgswirksamer Amortisationen bewertet (Amortised Costs). Die Amortisationen ergeben sich aus der Differenz zwischen den Nennwerten und den Anschaffungskosten und werden auf die jeweiligen Restlaufzeiten der festverzinslichen Wertpapiere verteilt.

Festverzinsliche Wertpapiere, die jederzeit veräußerbar sind, bei denen jedoch keine unmittelbare Verkaufsabsicht besteht (Available-For-Sale), werden zum Marktwert bewertet. Die Zuschreibung der Differenz zwischen Marktwert und den fortgeführten Anschaffungskosten (Amortised Costs) erfolgt ergebnisneutral.

Festverzinsliche Wertpapiere des Handelsbestands (Trading) werden zum Marktwert bewertet. Die Differenz zwischen dem Marktwert und den fortgeführten Anschaffungskosten wird ergebniswirksam berücksichtigt.

Wertpapiere, deren Marktwerte dauerhaft unter die fortgeführten Anschaffungskosten sinken, werden ergebniswirksam auf den Zeitwert abgeschrieben.

Die sonstigen Kapitalanlagen enthalten im Wesentlichen Anteile an „Private Equity"-Limited Partnerships.

Laufzeiten der festverzinslichen Wertpapiere des Dauerbestands und des dispositiven Bestands zu den Stichtagen 30. September 2004 und 31. Dezember 2003

in TEUR	2004		2003	
	Fortgeführte Anschaffungskosten 30.9.	Marktwert 30.9.	Fortgeführte Anschaffungskosten 31.12.	Marktwert 31.12.
Dauerbestand				
innerhalb eines Jahres	41 598	42 073	67 169	68 408
zwischen einem und fünf Jahren	117 349	123 435	114 953	123 384
zwischen fünf und zehn Jahren	302 083	313 804	295 000	298 825
nach mehr als zehn Jahren	21 672	23 376	21 573	22 831
Gesamt	482 702	502 688	498 695	513 448
Dispositiver Bestand				
innerhalb eines Jahres	1 602 060	1 607 796	1 375 756	1 382 997
zwischen einem und fünf Jahren	7 804 555	7 844 765	6 212 600	6 280 794
zwischen fünf und zehn Jahren	1 847 153	1 894 324	2 150 603	2 196 050
nach mehr als zehn Jahren	1 206 867	1 246 220	1 235 717	1 259 726
Gesamt	12 460 635	12 593 105	10 974 676	11 119 567

Die tatsächlichen Restlaufzeiten können im Einzelfall von den vereinbarten Restlaufzeiten abweichen, wenn Schuldnern das Recht zusteht, ihre Verbindlichkeiten mit oder ohne Ablöseentschädigungen zu kündigen oder vorzeitig zu tilgen.

Fortgeführte Anschaffungskosten sowie unrealisierte Gewinne und Verluste aus dem Dauerbestand der Kapitalanlagen (Held-To-Maturity)

30.9.2004

in TEUR	Fortgeführte Anschaffungs-kosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwert
Dauerbestand				
Festverzinsliche Wertpapiere				
Schuldtitel anderer ausländischer Staaten	19 704	–	–	19 704
Schuldtitel halbstaatlicher Institutionen	125 452	10 004	–	135 456
Schuldtitel von Unternehmen	259 284	6 502	397	265 389
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	78 262	3 877	–	82 139
Gesamt	482 702	20 383	397	502 688

31.12.2003

in TEUR	Fortgeführte Anschaffungs-kosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwert
Dauerbestand				
Festverzinsliche Wertpapiere				
Schuldtitel halbstaatlicher Institutionen	145 896	8 718	–	154 614
Schuldtitel von Unternehmen	249 128	4 037	3 845	249 320
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	103 671	5 843	–	109 514
Gesamt	498 695	18 598	3 845	513 448

Fortgeführte Anschaffungskosten und unrealisierte Gewinne und Verluste aus dem dispositiven und Handelsbestand der Kapitalanlagen (Available-For-Sale und Trading)

30.9.2004

in TEUR	Fortgeführte Anschaffungs-kosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwert
Dispositiver Bestand				
Festverzinsliche Wertpapiere				
Schuldtitel von EU-Mitgliedstaaten	1 517 071	8 400	5 712	1 519 759
Schuldtitel der US-Regierung	1 939 443	3 982	10 533	1 932 892
Schuldtitel anderer ausländischer Staaten	208 276	2 859	469	210 666
Schuldtitel halbstaatlicher Unternehmen	2 881 474	30 570	15 031	2 897 013
Schuldtitel von Unternehmen	4 003 297	85 612	25 035	4 063 874
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1 348 501	28 963	3 952	1 373 512
Aus Investmentfonds	562 573	33 668	852	595 389
	12 460 635	194 054	61 584	12 593 105
Dividendentitel				
Aktien	293 066	24 701	12 519	305 248
Aus Investmentfonds	824 784	48 647	5 441	867 990
Andere Dividendentitel	1 339	169	–	1 508
	1 119 189	73 517	17 960	1 174 746
Kurzfristige Anlagen	723 098	–	–	723 098
Gesamt	14 302 922	267 571	79 544	14 490 949

31.12.2003

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwert
Dispositiver Bestand				
Festverzinsliche Wertpapiere				
Schuldtitel von EU-Mitgliedstaaten	1 490 422	15 622	3 247	1 502 797
Schuldtitel der US-Regierung	1 483 771	8 420	4 607	1 487 584
Schuldtitel anderer ausländischer Staaten	318 673	4 612	458	322 827
Schuldtitel halbstaatlicher Institutionen	2 873 524	34 981	17 898	2 890 607
Schuldtitel von Unternehmen	3 114 644	97 006	24 835	3 186 815
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1 133 208	29 856	4 796	1 158 268
Aus Investmentfonds	560 434	13 921	3 686	570 669
	10 974 676	204 418	59 527	11 119 567
Dividendentitel				
Aktien	220 587	21 397	17 174	224 810
Aus Investmentfonds	644 842	53 885	100	698 627
Andere Dividendentitel	1 138	1 020	–	2 158
	866 567	76 302	17 274	925 595
Kurzfristige Anlagen	569 592	–	–	569 592
Gesamt	12 410 835	280 720	76 801	12 614 754
Handelsbestand				
Dividendentitel				
Derivate	–	2 480	78	2 402
Gesamt	–	2 480	78	2 402

Ergebnis der Kapitalanlagen

in TEUR	2004	2003
	30.9.	30.9.
Erträge aus Grundstücken	17 831	19 166
Dividenden	24 529	17 230
Laufende Kapitalanlageerträge	399 974	370 073
Sonstige Kapitalanlageerträge	299 756	409 744
Ordentliche Kapitalanlageerträge	742 090	816 213
Realisierte Gewinne aus dem Verkauf von Kapitalanlagen	123 647	148 960
Realisierte Verluste aus dem Verkauf von Kapitalanlagen	29 223	72 825
Unrealisierte Gewinne und Verluste	12 913	8 007
Abschreibungen auf Grundstücke	5 432	5 074
Abschreibungen auf Dividendentitel	13 185	56 433
Abschreibungen auf festverzinsliche Wertpapiere	2 852	29 826
Abschreibungen auf Beteiligungen	6 691	2 888
Sonstige Kapitalanlageaufwendungen	38 153	45 377
Kapitalanlageergebnis	783 114	760 757

In den sonstigen Kapitalanlageerträgen sind Depotzinsen in Höhe von 292,4 Mio. EUR (382,5 Mio. EUR) enthalten.

4.2 Mitarbeiter

Die in den Abschluss des Hannover Rück-Konzerns einbezogenen Unternehmen beschäftigten im Durchschnitt 1.971 (31. Dezember 2003: 1.970) Mitarbeiter. Von diesen Mitarbeitern waren im Berichtsjahr 810 Personen im Inland tätig. Die Mehrzahl der Mitarbeiter war für die konsolidierten Konzerngesellschaften im Ausland tätig.

4.3 Eigenkapitalentwicklung und Fremdanteile

Das Eigenkapital wird entsprechend SFAS 130 „Reporting of Comprehensive Income" als eigenständiger Bestandteil des Jahresabschlusses dargestellt. Die Eigenkapitalveränderung beinhaltet neben dem sich aus der Gewinn- und Verlustrechnung ergebenden Jahresüberschuss auch die erfolgsneutral erfassten Wertveränderungen der Vermögens- und Schuldposten.

Fremdanteile basieren auf den Anteilen Konzernfremder am Eigenkapital der Tochtergesellschaften.

Es besteht ein genehmigtes Kapital bis zu 60.299 TEUR, das bis zum 31. Mai 2009 befristet ist. Zur Begebung von Belegschaftsaktien können davon bis zu 1.000 TEUR verwendet werden. Weiterhin besteht ein bedingtes Kapital bis zu 48.500 TEUR. Es dient der Gewährung von Aktien für Inhaber von Wandel- und Optionsanleihen und ist befristet bis zum 13. November 2007.

Entwicklung des Konzern-Eigenkapitals

30.9.2004

in TEUR	Anfangs-bestand	Kapital-erhöhung/ Zugänge	Veränderung der laufenden Periode abzgl. latenter Steuern	Veränderung der Gewinn-rücklagen	Transfer	Konzern-Eigen-kapital	Minderheits-anteile	Konzern-Eigenkapital inkl. Minder-heitsanteile
Gezeichnetes Kapital	120 597	–	–	–	–	120 597		
Kapitalrücklage	724 562	–	–	–	–	724 562		
Kumulierte nicht ergebnis-wirksame Eigenkapitalanteile	-202 761	–	35 813	–	–	-166 948		
Gewinnrücklagen	1 762 252	–	–	–	–	1 762 252		
Überschuss	–	–	–	191 108	–	191 108		
Gezahlte Dividende	–	–	–	-114 567	–	-114 567		
Sonstige Veränderungen	–	–	–	-368	–	-368		
Gesamt	2 404 650	–	35 813	76 173	–	2 516 636	529 334	3 045 970

30.9.2003

in TEUR	Anfangs-bestand	Kapital-erhöhung/ Zugänge	Veränderung der laufenden Periode abzgl. latenter Steuern	Veränderung der Gewinn-rücklagen	Transfer*	Konzern-Eigen-kapital	Minderheits-anteile	Konzern-Eigenkapital inkl. Minder-heitsanteile
Gezeichnetes Kapital	110 881	9 716	–	–	–	120 597		
Kapitalrücklage	514 688	209 874	–	–	–	724 562		
Kumulierte nicht ergebniswirksame Eigenkapitalanteile	-102 450	–	9 297	–	-88 359	-181 512		
Gewinnrücklagen	1 340 529	–	–	–	–	1 340 529		
Überschuss	–	–	–	320 118	–	320 118		
Gezahlte Dividende	–	–	–	-82 589	–	-82 589		
Sonstige Veränderungen	–	–	–	–	88 359	88 359		
Gesamt	1 863 648	219 590	9 297	237 529	–	2 330 064	411 147	2 741 211

* *Die bisher in den Gewinnrücklagen ausgewiesenen kumulierten Währungskurseffekte aus den Vorjahren in Höhe von 88,4 Mio. EUR werden künftig in den nicht ergebniswirksamen Eigenkapitalanteilen gezeigt. Hierbei handelt es sich im Wesentlichen um Währungskurseffekte aus der Umrechnung ausländischer Abschlüsse in Euro.*

4.4 Übrige nicht ergebniswirksame Eigenkapitalanteile

Die kumulierten nicht ergebniswirksamen Eigenkapitalveränderungen in Höhe von 11,1 Mio. EUR resultieren im Wesentlichen aus der Anwendung von SFAS 133 „Accounting for Derivative Instruments and Hedging Activities". Hintergrund sind hier die Marktwertveränderungen von Zinsswaps, die zur Absicherung von variabel verzinslichen Anleihen in einen Cash Flow-Hedge einbezogen werden.

4.5 Eigene Anteile

Durch Beschluss der Hauptversammlung der Hannover Rückversicherung AG vom 2. Juni 2004 wurde die Gesellschaft ermächtigt, bis zum 30. November 2005 eigene Aktien bis zu 10 % des zum Beschlusszeitpunkt vorhandenen Grundkapitals zu erwerben. Die Gesellschaft war zum 30. September 2004 nicht im Besitz eigener Aktien.

5. Übrige Erläuterungen

5.1 Haftungsverhältnisse

Eine von der Hannover Finance Inc., Wilmington/USA im Geschäftsjahr 1999 begebene Surplus Note über 400,0 Mio. USD hat die Hannover Rück durch eine nachrangige Garantie abgesichert. Im Februar 2004 hat die Hannover Rück die Surplus Note in Höhe von 370,0 Mio. USD zurückgekauft, sodass die Garantie noch 30,0 Mio. USD absichert.

Im Februar 2004 haben wir über unsere Tochtergesellschaft Hannover Finance (Luxembourg) S.A. eine nachrangige Schuldverschreibung in Höhe von 750,0 Mio. EUR am europäischen Kapitalmarkt platziert. Die Anleihe hat die Hannover Rück durch eine nachrangige Garantie abgesichert.

Eine weitere von der Hannover Finance (Luxembourg) S.A. begebene nachrangige Schuldverschreibung in Höhe von 350,0 Mio. EUR wurde ebenfalls von der Hannover Rück durch eine nachrangige Garantie abgesichert.

Die Garantien der Hannover Rück für die nachrangigen Schuldverschreibungen greifen ein, soweit fällige Zahlungen aus den Anleihen nicht seitens der jeweiligen Emittentin geleistet werden. Die Garantien decken die jeweiligen Bondvolumina sowie die bis zu den Rückzahlungszeitpunkten fälligen Zinsen ab. Da die Zinsen aus den Anleihen teilweise von den jeweils zu den Zinszahlungszeitpunkten geltenden Zinshöhen am Kapitalmarkt abhängig sind (Floating Rate), sind die maximalen, undiskontierten Beträge einer möglichen Inanspruchnahme nicht hinreichend genau schätzbar. Im Hinblick auf die Garantieleistungen hat die Hannover Rück keine Rückgriffsrechte außerhalb des Konzerns.

Im Juli 2004 veräußerte die Hannover Rück zusammen mit den anderen Teilhabern ihre über die Willy Vogel Beteiligungsgesellschaft mbH gehaltene Beteiligung an der Willy Vogel AG. Zur Absicherung der im Kaufvertrag übernommenen Gewährleistungen erteilte die Hannover Rück gemeinsam mit den anderen Teilhabern dem Käufer eine selbstschuldnerische Bürgschaft, die insgesamt auf 7,1 Mio. EUR je Teilhaber begrenzt ist. Ferner wurde zwischen der Hannover Rück und den anderen Teilhabern für den Fall der Inanspruchnahme der Bürgschaft ein den jeweiligen Beteiligungsverhältnissen entsprechender Ausgleich vereinbart.

Zur Besicherung der versicherungstechnischen Verbindlichkeiten gegenüber unseren US-amerikanischen Zedenten haben wir in den USA ein Treuhandkonto (Master Trust Fund) gestellt. Zum Bilanzstichtag belief es sich auf 1.929,3 Mio. EUR (31. Dezember 2003: 1.664,2 Mio. EUR). Die in dem Treuhandkonto gehaltenen Wertpapiere werden als Kapitalanlagen (Available-For-Sale) ausgewiesen.

Zur Besicherung weiterer versicherungstechnischer Verbindlichkeiten wurden von verschiedenen Kreditinstituten Sicherheiten in Form von Letters of Credit oder anderen Sicherungsinstrumenten gestellt. Dieser Gesamtbetrag belief sich zum Stichtag auf 2.954,9 Mio. EUR (31. Dezember 2003: 2.950,5 Mio. EUR).

Bei den Sonderinvestments bestehen Resteinzahlungsverpflichtungen in Höhe von 118,1 Mio. EUR seitens der E+S Rückversicherung AG sowie in Höhe von 292,7 Mio. EUR bei der Hannover Rück. Dabei handelt es sich im Wesentlichen um Private Equity Funds und Venture Capital-Gesellschaften in Form von Personengesellschaften.

Im Rahmen eines Novationsabkommens für einen Lebensversicherungsvertrag haben wir im Hinblick auf Fälligkeitszeitpunkt und Höhe bedingte Rückversicherungsverpflichtungen übernommen, die zum Bilanzstichtag auf 28,0 Mio. EUR geschätzt wurden.

Hannover
Rückversicherung AG

Karl-Wiechert-Allee 50
30625 Hannover

Telefon +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-rueck.de

Investor Relations/Public Relations

Eric Schuh

Telefon +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
eric.schuh@hannover-re.com

Investor Relations

Gabriele Bödeker

Telefon +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
gabriele.boedeker@hannover-re.com

Public Relations

Gabriele Handrick

Telefon +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com